   As filed with the Securities and Exchange Commission on November 30, 1998
                                                         FILE NO. 333-62825
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.   20549

                              -------------------

                                   FORM N-4

             REGISTRATION STATEMENT UNDER SECURITIES ACT OF 1933          /_/

                         PRE-EFFECTIVE AMENDMENT NO. 1                    /X/
                                                                           -

                       POST-EFFECTIVE AMENDMENT NO. ___                   /_/

                  REGISTRATION STATEMENT UNDER THE INVESTMENT
                             COMPANY ACT of 1940                          /_/

                               AMENDMENT NO. 24                           /X/
                                                                           -
                           -----------------------


                   PENN MUTUAL VARIABLE ANNUITY ACCOUNT III
                          (Exact Name of Registrant)

                           -----------------------

                    THE PENN MUTUAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                           -----------------------
                               600 Dresher Road
                         Horsham, Pennsylvania  19044
             (Address of Principal Executive Offices of Depositor)
                  Depositor's Telephone Number:  215-956-8000

                              ------------------

                               Richard F. Plush
                                Vice President
                    The Penn Mutual Life Insurance Company
                               600 Dresher Road
                         Horsham, Pennsylvania  19044
                    (Name and Address of Agent for Service)

                                   Copy to:
                               Richard W. Grant
                               C. Ronald Rubley
                          Morgan, Lewis & Bockius LLP
                              1701 Market Street
                         Philadelphia, PA  19103-6993

                              ------------------

Approximate date of public offering: As soon as practicable after effectiveness of the Registration Statement

                     Title of Securities Being Registered:

  Individual Variable and Fixed Annuity Contract - Flexible Purchase Payments

================================================================================
                             CROSS REFERENCE SHEET

                                                                      Location in Statement of
Form N-4 Item Number                   Location in Prospectuses        Additional Information
--------------------                  --------------------------      ------------------------
  Item  1.    Cover Page              Cover Page                      N/A

  Item  2.    Definitions             Special Terms                   N/A

  Item  3.    Synopsis                Cover Page; Expenses            N/A
              or Highlights

  Item  4.    Condensed               N/A                             N/A
              Financial
              Information

  Item  5.    General                 The Penn Mutual Life            N/A
              Description             Insurance Company;
              of Registrant,          The Separate Account
              Depositor and
              Portfolio
              Companies

  Item  6.    Deductions              The Contract - Charges          N/A
              and Expenses

  Item  7.    General                 The Contract                    N/A
              Description
              of Variable
              Annuity
              Contracts

  Item  8.    Annuity Period          The Contract - Annuity          N/A
              Options                 Payments

  Item  9.    Death Benefit           The Contract - Death            N/A
              On Death                Benefit

  Item 10.    Purchases and           The Contract - Purchases;       N/A
              Contract                The Contract - Accumulation
              Value                   Units

  Item 11.    Redemptions             The Contract - Withdrawals      N/A

  Item 12.    Taxes                   Federal Income Tax              N/A
                                      Considerations

  Item 13.    Legal                   N/A                             N/A
              Proceedings

                             CROSS REFERENCE SHEET

                                                                     Location in Statement of
Form N-4 Item Number                Location in Prospectuses         Additional Information
--------------------                -------------------------       ------------------------
Item 14.      Table of              Table of Contents of            N/A
              Contents of           Statement of Additional
              Statement of          Information
              Additional
              Information

Item 15.      Cover Page            N/A                             Cover Page

Item 16.      Table of              N/A                             Cover Page
              Contents

Item 17.      General               N/A                             N/A
              Information
              and History

Item 18.      Services              N/A                             Administrative and
                                                                    Recordkeeping
                                                                    Services; Custodian;
                                                                    Independent Auditors

Item 19.      Purchase of           The Contract - Purchases;       Distribution of
              Securities            The Contract - Transfers;       Contracts
              Being Offered         The Contract - Charges
              and Expenses

Item 20.      Underwriters          N/A                             Distribution of
                                                                    Contracts

Item 21.      Calculation of        N/A                             Performance Data
              Performance
              Data

Item 22.      Annuity               N/A                             Variable Annuity
              Payments                                              Payments

Item 23.      Financial             N/A                             Financial Statements
              Statements

PROSPECTUS -- JANUARY 1, 1999
INDIVIDUAL VARIABLE AND FIXED ANNUITY CONTRACT -- FLEXIBLE PURCHASE PAYMENTS
--------------------------------------------------------------------------------

                                                                            LOGO


PENN MUTUAL VARIABLE ANNUITY ACCOUNT III
THE PENN MUTUAL LIFE INSURANCE COMPANY
PHILADELPHIA, PENNSYLVANIA 19172 . TELEPHONE (215) 956-8000
--------------------------------------------------------------------------------
This Prospectus describes a combination variable and fixed annuity contract offered by The Penn Mutual Life Insurance Company (the "Company"). Through Penn Mutual Variable Annuity Account III (the "Separate Account"), you may allocate amounts invested under the Contract among one or more of the funds as set forth below:

--------------------------------------------------------------------------------

PENN SERIES FUNDS, INC.                                      MANAGER
     Growth Equity Fund                                      Independence Capital Management, Inc. (a wholly owned
                                                             subsidiary of The Penn Mutual Life Insurance Company)
     Value Equity Fund                                       OpCap Advisors
     Small Capitalization Fund                               OpCap Advisors
     Emerging Growth Fund                                    RS Investment Management, Inc.
     Flexibly Managed Fund                                   T. Rowe Price Associates, Inc.
     International Equity Fund                               Vontobel USA, Inc.
     Quality Bond Fund                                       Independence Capital Management, Inc.
     High Yield Bond Fund                                    T. Rowe Price Associates, Inc.
     Money Market Fund                                       Independence Capital Management, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
 NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST                MANAGER
     Balanced Portfolio                                      Neuberger & Berman Management Incorporated
     Limited Maturity Bond Portfolio                         Neuberger & Berman Management Incorporated
     Partners Fund Portfolio                                 Neuberger & Berman Management Incorporated
-----------------------------------------------------------------------------------------------------------------------------------
FIDELITY INVESTMENTS' VARIABLE INSURANCE PRODUCTS FUND       MANAGER
     Equity-Income Portfolio                                 Fidelity Management and Research Company
     Growth Portfolio                                        Fidelity Management and Research Company

-----------------------------------------------------------------------------------------------------------------------------------
FIDELITY INVESTMENTS' VARIABLE INSURANCE PRODUCTS FUND II    MANAGER
     Asset Manager Portfolio                                 Fidelity Management and Research Company
     Index 500 Portfolio                                     Fidelity Management and Research Company
-----------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY UNIVERSAL FUNDS, INC.                         MANAGER
     Emerging Markets Equity (International) Portfolio       Morgan Stanley Asset Management Inc.
-----------------------------------------------------------------------------------------------------------------------------------

     In addition, you may also invest in a fixed account. The fixed account is funded through and is backed by the Company's general asset account.

     For many persons, a combination variable and fixed annuity contract may be an attractive long-term investment vehicle. Its benefits include the manner in which earnings on accumulated funds are taxed, the availability of multiple investment options, and the provision of annuity and death benefit guarantees.

     A Contract may be returned within ten days of receipt for a full refund of the Contract Value (or purchase payments, if required under applicable law). Longer free look periods apply in some states.

     This prospectus sets forth concisely the information a prospective investor should know before investing. It should be retained for future reference.

     A statement of additional information dated the same as this Prospectus has been filed with the Securities and Exchange Commission and is incorporated herein by reference. It is available, at no charge by writing The Penn Mutual Life Insurance Company, Customer Service Group, Philadelphia, PA 19172. Or, you can call (215) 956-8000. In addition, the Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information regarding registrants that file electronically with the Commission. The table of contents of the statement of additional information is at the end of this Prospectus.

THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED BY A CURRENT PROSPECTUS FOR EACH APPLICABLE FUND.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
PROSPECTUS CONTENTS

--------------------------------------------------------------------------------
SPECIAL TERMS...................................................................

--------------------------------------------------------------------------------
EXPENSES........................................................................

--------------------------------------------------------------------------------
EXAMPLES OF FEES AND EXPENSES...................................................

--------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY..........................................

--------------------------------------------------------------------------------
THE SEPARATE ACCOUNT............................................................
     Penn Series Funds, Inc.....................................................
     Neuberger & Berman Advisers Management Trust...............................
     Fidelity Investments' Variable Insurance Products Fund.....................
     Fidelity Investments' Variable Insurance Products Fund II..................
     Morgan Stanley Universal Funds, Inc........................................
     Year 2000..................................................................
--------------------------------------------------------------------------------
THE CONTRACT....................................................................
     Purchases..................................................................
     Accumulation Units.........................................................
     Annuity Payments...........................................................
     Death Benefit..............................................................
     Transfers..................................................................
          Dollar Cost Averaging.................................................
          Automatic Rebalancing.................................................
     Withdrawals................................................................
          Systematic Withdrawals................................................
          403(b) Withdrawals....................................................
     Deferment of Payments and Transfers........................................
     Charges....................................................................
          Administration Charges................................................
          Mortality and Expense Risk Charge.....................................
          Contingent Deferred Sales Charge......................................
          Free Withdrawals......................................................
          Enhanced Variable Account Death Benefit...............................
          Premium Taxes.........................................................
     Performance Information....................................................
--------------------------------------------------------------------------------
THE FIXED ACCOUNT...............................................................
     General Information........................................................
     Loans Under Section 403(b) Contracts.......................................

--------------------------------------------------------------------------------
FEDERAL INCOME TAX CONSIDERATIONS...............................................

--------------------------------------------------------------------------------
FINANCIAL STATEMENTS............................................................

--------------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION CONTENTS....................................

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SPECIAL TERMS

As used in this Prospectus, the following terms have the indicated meanings:

     ACCUMULATION UNIT: A unit of measure used to compute the Variable Account Value under the Contract prior to the Annuity Date.
     ANNUITANT:  The person during whose life annuity payments are made.
     ANNUITY DATE:  The date on which annuity payments start.
     ANNUITY UNIT: A unit of measure used to calculate the amount of each variable annuity payment.
     BENEFICIARY: The person(s) named by the Contract Owner to receive the death benefit payable upon the death of the Contract Owner or Annuitant.
     CONTRACT: The combination variable and fixed annuity contract described in this prospectus.
     CONTRACT OWNER:  The person specified in the Contract as the Contract
     Owner.
     CONTRACT VALUE: The sum of the Variable Account Value and the Fixed Account Value.
     FIXED ACCOUNT VALUE: The value of amounts held under the Contract in the fixed account.
     SEPARATE ACCOUNT: Penn Mutual Variable Annuity Account III, a separate account of The Penn Mutual Life Insurance Company that is registered as a unit investment trust under the Investment Company Act of 1940.
     VARIABLE ACCOUNT VALUE: The value of amounts held under the Contract in all subaccount of the Separate Account.
     VALUATION PERIOD: The period from one valuation of Separate Account assets to the next. Valuation is performed on each day the New York Stock Exchange is open for trading.
     WE OR US: A reference to "we" or "us" denotes The Penn Mutual Life Insurance Company.
     YOU: A reference to "you" denotes the Contract Owner or prospective Contract Owner.

--------------------------------------------------------------------------------
EXPENSES

--------------------------------------------------------------------------------
CONTRACT OWNER TRANSACTION EXPENSES

Sales Load Imposed on Purchase Payments.......................................................................None
Maximum Contingent Deferred Sales Charge.........................................1% of purchase payments withdrawn  (a)
Transfer Fee..................................................................................................None
MAXIMUM ANNUAL CONTRACT ADMINISTRATION CHARGE..................................................................$40  (b)
SEPARATE ACCOUNT ANNUAL EXPENSES (AS A PERCENTAGE OF VARIABLE ACCOUNT VALUE)
Mortality and Expense Risk Charge.............................................................................1.25%
Contract Administration Charge................................................................................0.15%
                                                                                                              -----
Total Separate Account Annual Expenses........................................................................1.40% (c)

____________________
(a) The charge does not apply to withdrawals of purchase payments which were made more than one year prior to withdrawal. See "Charges" in this prospectus.
(b) The charge is 2% of the Variable Account Value if less than $40. There is no charge under Contracts with a Variable Account Value of more than $100,000. See "Charges" in this Prospectus for more information about this charge.

(c) An enhanced Variable Account death benefit rider may be purchased with the Contract. An annual charge for the Rider is made against the average annual Variable Account Value at the Current Rate Of 0.20% with a maximum possible rate of 0.25%. See "Charges" in this Prospectus.

--------------------------------------------------------------------------------
PENN SERIES FUNDS, INC. (a)

UNDERLYING FUND ANNUAL EXPENSES (AS A % OF PORTFOLIO AVG. NET ASSETS)

                                      MANAGEMENT                TOTAL
                                     FEES (AFTER     OTHER      FUND
                                       WAIVER)      EXPENSES   EXPENSES
                                     ------------  ----------  ---------
Growth Equity....................         0.50%       0.27%      0.77%
Value Equity.....................         0.50%       0.26%      0.76%
Small Capitalization.............         0.50%       0.35%      0.85%
Emerging Growth..................         0.80%       0.35%      1.15%
Flexibly Managed.................         0.50%       0.26%      0.76%
International Equity.............         0.75%       0.38%      1.13%
Quality Bond.....................         0.45%       0.30%      0.75%
High Yield Bond..................         0.50%       0.31%      0.81%
Money Market.....................         0.40%       0.30%      0.70%

____________________
(a) The expenses presented are for the last fiscal year. In the absence of fee waivers by the investment adviser and administrator of the Fund, the total expenses of the Emerging Growth Fund would have been 1.41%.







--------------------------------------------------------------------------------
NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST (a)

UNDERLYING FUND ANNUAL EXPENSES (AS A % OF PORTFOLIO AVERAGE NET ASSETS)

                                         MANAGEMENT,
                                        ADVISORY AND
                                       ADMINISTRATION     OTHER    TOTAL FUND
                                            FEES        EXPENSES    EXPENSES
                                       ---------------  ---------  -----------
Limited Maturity Bond................        0.65%         0.12%      0.77%
Balanced.............................        0.85%         0.19%      1.04%
Partners Fund........................        0.80%         0.06%      0.86%

(a) Neuberger & Berman Advisers Management Trust (the "Trust") is divided into portfolios ("Portfolios"), each of which invests all of its net investable assets in a corresponding series ("Series") of Advisers Managers Trust. Expenses in the table reflect expenses of the Portfolios and include each Portfolio's pro rata portion of the operating expenses of each Portfolio's corresponding Series. The Portfolios pay Neuberger & Berman Management Inc. ("NBMI") an administration fee based on the Portfolio's net asset value. Each Portfolio's corresponding Series pays NBMI a management fee based on the Series' average daily net assets. Accordingly, this table combines management fees at the Series level and administration fees at the Portfolio's level in a unified fee rate. Total Annual Expenses for each portfolio have been restated based upon current administration fees for the Portfolio and management fees for its corresponding Series. See "Expenses" in the Trust's Prospectus.

--------------------------------------------------------------------------------
FIDELITY INVESTMENTS' VARIABLE INSURANCE PRODUCTS FUND (a)
UNDERLYING FUND ANNUAL EXPENSES (AS A % OF PORTFOLIO AVG. NET ASSETS)

                                           MANAGEMENT     OTHER     TOTAL FUND
                                              FEE        EXPENSES    EXPENSES
                                           ----------    --------   ----------
Equity-Income............................      0.50%        0.07%       0.57%
Growth...................................      0.60%        0.07%       0.67%

___________
(a) The expenses presented are for the last fiscal year. A portion of the brokerage commissions the fund paid was used to reduce its expenses. Without this reduction, total expenses would have been 0.58% for the Equity Income Portfolio and 0.69% for the Growth Portfolio.

--------------------------------------------------------------------------------
FIDELITY INVESTMENTS' VARIABLE INSURANCE PRODUCTS FUND II
UNDERLYING FUND ANNUAL EXPENSES (AS A % OF PORTFOLIO AVG. NET ASSETS)

                                           MANAGEMENT     OTHER    TOTAL FUND
                                               FEE      EXPENSES    EXPENSES
                                           -----------  ---------  -----------
 Asset Manager (a).......................      0.55%      0.09%        0.64%
 Index 500 (b)...........................      0.24%      0.04%        0.28%

(a) The expenses presented are for the last fiscal year. A portion of the brokerage commissions the fund paid was used to reduce its expenses. Without this reduction, total expenses would have been 0.65% for the Asset Manager Portfolio.

(b) The expenses presented are for the last fiscal year. In the absence of voluntary fee waivers by the investment adviser, total expenses would have been 0.40% for the Index 500 Portfolio.


--------------------------------------------------------------------------------
MORGAN STANLEY UNIVERSAL FUNDS, INC.
UNDERLYING FUND ANNUAL EXPENSES (AS A % OF PORTFOLIO AVG. NET ASSETS)

                                             MANAGEMENT     OTHER    TOTAL FUND
                                                 FEE      EXPENSES    EXPENSES
                                             -----------  ---------  -----------
Emerging Markets Equity (International).....     1.25%      0.50%        1.75%

--------------------------------------------------------------------------------

     The purpose of the foregoing table is to assist you in understanding the various costs and expenses that you will bear directly and indirectly. The table shows Contract expenses and underlying fund expenses. See the prospectuses of Penn Series Funds, Inc., Neuberger & Berman Advisers Management Trust,
Fidelity Investments' Variable Insurance Products Fund, Fidelity Investments' Variable Insurance Products Fund II and Morgan Stanley Universal Funds, Inc. for additional information on fund expenses.

     Premium taxes may be applicable, but are not reflected in the tables above or the examples below. See "CHARGES" in this Prospectus.

--------------------------------------------------------------------------------
EXAMPLES OF FEES AND EXPENSES

          The following examples illustrate the cumulative dollar amount of all the above expenses that would be incurred on each $1,000 invested.


          If you surrender your Contract at the end of the applicable period, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:

                                                                    ONE   THREE  FIVE    TEN
                                                                    YEAR  YEARS  YEARS  YEARS
                                                                    ----  -----  -----  -----
Penn Series Growth Equity Fund.....................................  $33    $70   $121   $259
Penn Series Value Equity Fund......................................  $33    $70   $120   $258
Penn Series Small Capitalization Fund..............................  $34    $73   $125   $267
Penn Series Emerging Growth Fund...................................  $37    $82   $140   $297
Penn Series Flexibly Managed Fund..................................  $33    $70   $120   $258
Penn Series International Equity Fund..............................  $37    $81   $139   $295
Penn Series Quality Bond Fund......................................  $33    $70   $120   $257
Penn Series High Yield Bond Fund...................................  $33    $72   $123   $263
Penn Series Money Market Fund......................................  $32    $68   $117   $252
Neuberger & Berman Limited Maturity Bond Portfolio.................  $33    $70   $121   $259
Neuberger & Berman Balanced Portfolio..............................  $36    $79   $134   $286
Neuberger & Berman Partners Portfolio..............................  $34    $73   $125   $268
Fidelity's Equity Income Portfolio.................................  $31    $64   $110   $238
Fidelity's Growth Portfolio........................................  $32    $67   $116   $249
Fidelity's Asset Manager Portfolio.................................  $32    $66   $114   $246
Fidelity's Index 500...............................................  $28    $55   $ 95   $207
Morgan Stanley Emerging Markets Equity (International) Portfolio...  $43    $99   $169   $353


          If you do not surrender your Contract, or if you annuitize your Contract, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on investments:

                                                                    ONE   THREE  FIVE    TEN
                                                                    YEAR  YEARS  YEARS  YEARS
                                                                    ----  -----  -----  -----
Penn Series Growth Equity Fund.....................................  $23    $70   $121   $259
Penn Series Value Equity Fund......................................  $23    $70   $120   $258
Penn Series Small Capitalization Fund..............................  $24    $73   $125   $267
Penn Series Emerging Growth Fund...................................  $27    $82   $140   $297
Penn Series Flexibly Managed Fund..................................  $23    $70   $120   $258
Penn Series International Equity Fund..............................  $26    $81   $139   $295
Penn Series Quality Bond Fund......................................  $23    $70   $120   $257
Penn Series High Yield Bond Fund...................................  $23    $72   $123   $263
Penn Series Money Market Fund......................................  $22    $68   $117   $252
Neuberger & Berman Limited Maturity Bond Portfolio.................  $23    $70   $121   $259

Neuberger & Berman Balanced Portfolio..............................  $26    $79   $134   $286
Neuberger & Berman Partners Portfolio..............................  $24    $73   $125   $268
Fidelity's Equity Income Portfolio.................................  $21    $64   $110   $238
Fidelity's Growth Portfolio........................................  $22    $67   $116   $249
Fidelity's Asset Manager Portfolio.................................  $22    $66   $114   $246
Fidelity's Index 500...............................................  $18    $55   $ 95   $207
Morgan Stanley Emerging Markets Equity (International) Portfolio...  $33    $99   $169   $353

----------------------------------------------

          The examples are based upon fund data for the fiscal year ended December 31, 1997.

          THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES UNDER YOUR CONTRACT; ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN.


--------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY

          The Penn Mutual Life Insurance Company ("Penn Mutual") is a Pennsylvania mutual life insurance company. We were chartered in 1847 and have been continuously engaged in the life insurance business since that date. Our home offices are located at 600 Dresher Road, Horsham, PA 19044. Our mailing address is Independence Square, Philadelphia, PA 19172.


--------------------------------------------------------------------------------
THE SEPARATE ACCOUNT

          Penn Mutual Variable Annuity Account III was established as a separate account of Penn Mutual on April 13, 1982. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 and qualifies as a "separate account" within the meaning of the federal securities laws.

          The Separate Account is divided into subaccounts for investment in shares of different Funds of Penn Series Funds, Inc., Neuberger & Berman Advisers Management Trust, Fidelity Investments' Variable Insurance Products Fund and Variable Insurance Products Fund II and Morgan Stanley Universal Funds, Inc. Income, gains and losses, realized or unrealized, of a subaccount are credited to or charged against the subaccount without regard to any other income, gains or losses of Penn Mutual. Assets equal to the reserves and other contract liabilities with respect to each subaccount are not chargeable with liabilities arising out of any other business of Penn Mutual. Penn Mutual is obligated to pay all benefits and make all payments provided under the Contracts.

          Assets held in the Separate Account under the Contracts described in this Prospectus are invested, at the direction of the Contract Owner, in one or more Funds of Penn Series Funds, Inc., Neuberger & Berman Advisers Management Trust, Fidelity Investments; Variable Insurance Products Fund and Variable Insurance Products Fund II and Morgan Stanley Universal Funds, Inc.

          Under the Investment Company Act of 1940, as currently interpreted, Contract Owners and persons receiving annuity payments have the right to instruct Penn Mutual as to the voting of the various Fund shares held in the Separate Account pursuant to the Contracts. The number of shares of a Fund for which voting instructions may be given by a Contract Owner is determined by dividing the Contract Owner's interest in the applicable subaccount of the Separate Account by the net asset value per share of the Fund. The number of shares of a Fund for which voting instructions may be given by a person receiving annuity payments is determined by dividing the reserve allocated to the applicable subaccount by the net asset value per share of the Fund. Should the applicable law, or interpretations thereof, change so as to permit us to vote shares of the mutual funds in our own right, we may elect to do so. Further, we reserve the right to modify the manner in which we calculate the weight to be given to pass through voting instructions where such a change is necessary to comply with federal law or interpretations thereof.

          Shares of Penn Series are sold not only to the Separate Account, but also to other separate accounts of Penn Mutual and its subsidiary, The Penn Insurance and Annuity Company, that fund benefits under variable annuity and variable life insurance contracts. Shares of Neuberger & Berman Advisers Management Trust, Fidelity Investments' Variable Insurance Products Fund and Variable Insurance Products Fund II and Morgan Stanley Universal Funds, Inc. are offered not only to variable annuity and variable life separate accounts of Penn Mutual, but also to such accounts of other insurance companies unaffiliated with Penn Mutual and, in the case of Neuberger & Berman Advisers Management Trust and Morgan Stanley Universal Funds, Inc., directly to qualified pension and retirement plans. For information on possible conflicts involved in the Separate Account investing in Funds that are so offered, see the accompanying Fund prospectuses.


--------------------------------------------------------------------------------
PENN SERIES FUNDS, INC.:

          GROWTH EQUITY FUND -- seeks long term growth of capital and increase of future income by investing primarily in common stocks of well established growth companies;

          VALUE EQUITY FUND -- seeks to maximize total return (capital appreciation and income) primarily by investing in equity securities of companies believed to be undervalued considering such factors as assets, earnings, growth potential and cash flows;

          SMALL CAPITALIZATION FUND -- seeks capital appreciation through investment in a diversified portfolio of securities consisting primarily of equity securities of companies with market capitalizations under $1 billion;

          EMERGING GROWTH FUND -- seeks capital appreciation by investing primarily in common stocks of emerging growth companies with above-average growth prospects;

          FLEXIBLY MANAGED FUND -- seeks to maximize total return (capital appreciation and income) by investing in common stocks, other equity securities, corporate debt securities, and/or short term reserves, in proportions considered appropriate in light of the availability of attractively valued individual securities and current and expected economic and market conditions;

          INTERNATIONAL EQUITY FUND -- seeks to maximize capital appreciation by investing in a carefully selected diversified portfolio consisting primarily of equity securities. The investments will consist principally of equity securities of European and Pacific Basin countries;

          QUALITY BOND FUND -- seeks the highest income over the long term consistent with the preservation of principal through investment primarily in marketable investment grade debt securities;

          HIGH YIELD BOND FUND -- seeks high current income by investing primarily in a diversified portfolio of long term high-yield/high-risk fixed income securities in the medium to lower quality ranges; capital appreciation is a secondary objective; such securities, which are commonly referred to as "junk" bonds, generally involve greater risks of loss of income and principal than higher rated securities (see accompanying Penn Series prospectuses);

          MONEY MARKET FUND -- seeks to preserve capital, maintain liquidity and achieve the highest possible level of current income consistent therewith, by investing in high quality money market instruments; an investment in the Fund is neither insured nor guaranteed by the U.S. Government and there can be no assurance that the fund will be able to maintain a stable net asset value of $1.00 per share.

          Independence Capital Management, Inc., Horsham, Pennsylvania is investment adviser to each of the Funds. OpCap Advisors, New York, New York, is investment sub-adviser to the Value Equity and Small Capitalization Funds. T. Rowe Price Associates, Baltimore, Maryland, is investment sub-adviser to the Flexibly Managed and High Yield Bond Funds. Vontobel USA, Inc., New York, New York, is investment sub-adviser to the International Equity Fund. RS Investment Management, Inc., San Francisco, California, is investment sub-adviser to the Emerging Growth Fund.




--------------------------------------------------------------------------------
NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST:

          LIMITED MATURITY BOND PORTFOLIO -- seeks highest current income consistent with low risk to principal and liquidity, primarily by investing in a diversified portfolio of limited maturity debt securities. A secondary objective is capital appreciation.

          BALANCED PORTFOLIO -- seeks long-term capital growth and reasonable current income without undue risk to principal through investment of a portion of its assets in common stock and a portion in debt securities.

          PARTNERS PORTFOLIO -- seeks capital growth by investing primarily in common stocks of established companies, using the value oriented investment approach. Neuberger & Berman reserves the right to make changes in the investment objective, but will notify shareholders thirty days in advance of any proposed material change.

          Neuberger & Berman Management Incorporated, New York, New York, is investment adviser to the Limited Maturity Bond Portfolio, the Balanced Portfolio and the Partners Portfolio.


--------------------------------------------------------------------------------
FIDELITY INVESTMENTS' VARIABLE INSURANCE PRODUCTS FUND:

          EQUITY-INCOME PORTFOLIO -- seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

          GROWTH PORTFOLIO -- seeks to achieve capital appreciation. The fund normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

          Fidelity Management & Research Company, Boston, Massachusetts, is investment adviser to the Equity-Income Portfolio and the Growth Portfolio.


--------------------------------------------------------------------------------
FIDELITY INVESTMENTS' VARIABLE INSURANCE PRODUCTS FUND II:

          ASSET MANAGER PORTFOLIO -- seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed income investments.

          INDEX 500 PORTFOLIO -- seeks to match the total return of the S&P 500 while keeping expenses low. The S&P 500 is an index of 500 common stocks, most of which trade on the New York Stock Exchange.

          Fidelity Management & Research Company, Boston, Massachusetts, is investment adviser to the Asset Manager Portfolio and the Index 500 Portfolio.


--------------------------------------------------------------------------------
MORGAN STANLEY UNIVERSAL FUNDS, INC.:

          EMERGING MARKETS EQUITY (INTERNATIONAL) PORTFOLIO -- seeks long term capital appreciation by investing primarily in equity securities of emerging market country issuers. The Portfolio will focus on economies which are developing strongly and in which the markets are becoming more sophisticated.

          Morgan Stanley Asset Management Inc. , New York, New York, is investment adviser to the Emerging Markets Equity (International) Portfolio.


--------------------------------------------------------------------------------

FOR MORE INFORMATION ON THE MUTUAL FUNDS IN WHICH THE SUBACCOUNT INVEST, SEE THE PROSPECTUSES FOR PENN SERIES FUNDS, INC., NEUBERGER & BERMAN ADVISERS
MANAGEMENT TRUST, FIDELITY INVESTMENTS' VARIABLE INSURANCE PRODUCTS FUND, FIDELITY INVESTMENTS' VARIABLE INSURANCE PRODUCTS FUND II, AND MORGAN STANLEY UNIVERSAL FUNDS, INC. YOU SHOULD READ THE PROSPECTUSES FOR THE FUNDS IN WHICH YOU ARE INTERESTED BEFORE INVESTING.

--------------------------------------------------------------------------------

Year 2000:

          The services provided by Penn Mutual to the Separate Account depend on the smooth functioning of its computer systems. Many computer systems in use today cannot recognize the year 2000, but revert to 1900 or some other date, due to the manner in which dates were encoded and calculated. That failure could have a negative impact on the handling of securities trades, pricing and account services. Penn Mutual has been actively working on necessary changes to its own systems to prepare for the year 2000 and expects that its systems will be adapted before that date, but there are no assurances that they will be successful, or that interaction with other non-complying computer systems will not impair its services at that time.

          Penn Mutual, and the mutual funds that serve as investment options for the Separate Account, have relationships with investment advisers, broker-dealers transfer agents, custodians, or other service providers that are not affiliated with Penn Mutual. PenN Mutual is contacting these vendors and service providers to obtain assurances that such service providers have taken appropriate measures to address the "Year 2000" problem. There can be no assurances that the failure of these parties to complete adequate preparations in a timely manner would not have an adverse affect directly or indirectly on the Separate Account.

          The foregoing statements are designated Year 2000 Readiness Disclosure within The meaning of The Year 2000 Information and Readiness Disclosure Act (P.L. 105-271, S. 2392).


--------------------------------------------------------------------------------
THE CONTRACT

          The Contract described in this prospectus is a combination variable and fixed annuity contract. The Contract provides for investment, through subaccount of the Separate Account, in one or more of the available funds of Penn Series Funds, Inc., Neuberger & Berman Advisers Management Trust, Fidelity Investments' Variable Insurance Products Fund, Fidelity Investments' Variable Insurance Products Fund II and Morgan Stanley Universal Funds, Inc. It also provides for investment in a fixed account. The Fixed Account is guaranteed and funded by the Company through its general account. See THE FIXED ACCOUNT in this Prospectus. Currently, over the life of the Contract, amounts may be allocated or transferred to one or more of the 17 Funds and the fixed account.

          As the Contract Owner, you determine, within Contract limits (1) the amount and frequency of the purchase payments to be made to the Company, (2) the investment options to which the purchase payments are to be allocated, (3) transfers among investment options, (4) the form of annuity to be paid after the accumulation period and the person to whom it is to be paid, (5) the beneficiary to whom death benefits are to be paid, and (6) the amount and frequency of withdrawals from the Contract Value.

          During the variable annuity payout period, you (or the beneficiary in the event of your death or the Annuitant's death) may transfer Annuity Unit values among up to four subaccounts of the Separate Account that must be selected at the time of annuitization.

          Upon the earlier of the death of the Contract Owner or Annuitant prior to the Annuity Date, the beneficiary may elect to receive a death benefit in a lump sum or in the form of an annuity. A spousal beneficiary may elect to become the Owner of the Contract.

          The Contract may be amended at any time to conform to applicable laws or governmental regulations. If, in our judgment, investment in any of the mutual funds becomes inappropriate to the purposes of the Contract, we may, with approval of the Securities and Exchange Commission and the governing state insurance department, substitute another fund for existing and future investments.

          The Contracts are available to individuals and institutions for retirement and other funding purposes. The Contracts may also be issued as individual retirement annuities under Section 408(b) of the Internal Revenue Code (the "Code") in connection with IRA rollovers and as tax-deferred annuities under Section 403(b) of the Code (often referred to as qualified Contracts).

          Contract Owner inquiries may be made by writing The Penn Mutual Life Insurance Company, Customer Service Group, Philadelphia, PA 19172. Or, you may call (215) 956-8000.


--------------------------------------------------------------------------------
PURCHASES

          To purchase a Contract, your completed application, together with a check for the first purchase payment, should be forwarded to our administrative office in Horsham, Pennsylvania. Normally, a completed application form received at our administrative office will be accepted within two business days. If an incomplete application is not completed and acted upon within five business days, the purchase payment will be returned to you unless you request that we retain it while you complete the application. All subsequent purchase payments are sent directly to our administrative office.

          The minimum initial purchase payment is $25,000. The minimum subsequent purchase payment that will be accepted is $25,000. We may, in our discretion, reduce the minimum requirements for initial and subsequent purchase payments. We will accept total purchase payments under your Contract of up to $1 million. Total purchase payments in excess of $1 million require our prior approval.

          Purchase payments allocated to the Separate Account are credited in the form of Accumulation Units of the subaccount selected. The number of Accumulation Units credited is determined by dividing the purchase payment allocated to the Separate Account by the value of the Accumulation Unit at the end of the valuation period in which the purchase payment is received at our administrative office or, in a case of the first purchase payment, is accepted by us.

          The principal underwriter of the Contract (under federal securities laws) is Hornor, Townsend & Kent, Inc., 600 Dresher Road, Horsham, PA 19044, a wholly-owned subsidiary of Penn Mutual.


--------------------------------------------------------------------------------
ACCUMULATION UNITS

          For each subaccount of the Separate Account available under the Contract, the value of an Accumulation Unit will be $10 when the subaccount commences operation. The value of an Accumulation Unit may increase or decrease from one valuation period to the next.

          The value of an Accumulation Unit for a valuation period is determined by multiplying the value of an Accumulation Unit for the prior valuation period by the net investment factor for the subaccount for the current valuation period.

          The net investment factor is a measure of (1) investment performance of mutual fund shares held in the subaccount, (2) any taxes on income or gains from investments held in the subaccount, if applicable, and (3) the mortality and expense risk charge at an annual rate of 1.25% and the contract administration charge at an annual rate of 0.15% assessed against the subaccount. Under current law, no taxes are levied against income or gain from investments held in a subaccount.


--------------------------------------------------------------------------------
ANNUITY PAYMENTS

          You may choose one of the following forms of annuity: (1) an annuity for a specified number of years, (2) a life annuity, (3) a life annuity with payments guaranteed for 10 or 20 years, (4) a joint and survivor life annuity or
(5) such other form of annuity as we may agree upon. You may select any one of these forms of annuity as a variable annuity (except for a specified number of years), a fixed annuity, or a combination of both.

          The level of the variable annuity payments is determined by various factors, including the amount accumulated and applied under the Contract to the variable annuity, the form of annuity chosen, the expected duration of the annuity period, the performance of the applicable investment options, and the annuity purchase rates and charges specified in the Contract.

          You may choose annuity purchase rates based on an assumed interest rate of 3% or based on an assumed interest rate of 5%. If the annual net investment return during the annuity payout period is greater than the rate chosen, the level of the annuity payment increases. If the annual net investment return is less than the rate chosen, the level of the annuity payments decreases. The choice of a higher assumed interest rate would mean a higher first annuity payment but more slowly rising or more rapidly falling subsequent payments. The choice of a lower assumed interest rate would have the opposite effect.

          The level of fixed annuity payments under a Contract is determined by various factors, including the amount accumulated and applied under the Contract to the fixed annuity, the form of annuity chosen, the expected duration of the annuity period, and a guaranteed 3% rate of return.


          Unless you specify otherwise, you or such other person you designate will receive a life annuity with payments guaranteed for 10 years except for tax deferred annuities under Section 403(b) of the Code. Annuitants under those Contracts will receive a joint and survivor annuity. Unless you specify otherwise, the annuity will be split between fixed and variable in the same proportions as the Contract Value on the Annuity Date with the variable portion invested in up to four funds selected by the Company.

          Unless you specify otherwise, the Annuity Date will be the later of
(1) the first day of the next month after the Annuitant's 95th birthday or (2) 10 years after the contract date, unless state law requires an earlier Annuity Date. The Annuity Date under the Contract must be on the first day of a month.

          You may change the Annuity Date or annuity option by giving written notice at our administrative office at least 30 days prior to the current Annuity Date. If the Contract Value of a Contract is less than $5,000, we may elect to pay such amount in a lump sum in place of an annuity. Annuity payments are generally monthly, starting with the Annuity Date, but may also be made quarterly, semiannually or annually at your request. However, if any payment would be less than $50, we may change the frequency of annuity payments so that payments are at least $50 each.

          For information on the tax treatment of annuity payments, see FEDERAL INCOME TAX CONSIDERATIONS in this Prospectus.

--------------------------------------------------------------------------------
DEATH BENEFIT


          Upon the earlier of death of the Contract Owner or the Annuitant, prior to the Annuity Date, we will pay a death benefit to the Beneficiary.


          If the Contract Owner dies prior to the Annuity Date, we will pay the Beneficiary the Contract Value for the valuation period in which proof of death is received at our administrative office. If the Contract Owner is also the Annuitant and dies before the Annuity Date, we will pay the beneficiary the death benefit described in the next paragraph.


          If the Annuitant dies before the Annuity Date, we will pay a death benefit to the Beneficiary equal to the sum of the Variable Account death benefit and the Fixed Account death benefit as of the date we receive proof of death. The Variable Account death benefit is the greater of (1) the Variable Account Value or (2) all purchase payments allocated and transfers made to the Variable Account less withdrawals from the amounts so allocated and transferred. The Fixed Account death benefit is the Fixed Account Value. The death benefit generally will be paid within seven days after we receive proof of death and all information necessary to make payment to the Beneficiary.


          If the Annuitant is 75 years of age or less, you may purchase an enhanced guaranteed minimum death benefit as part of your Contract. The enhanced guaranteed minimum death benefit is paid in place of the Variable Account death benefit, if it is greater, and if the Annuitant dies before the Annuity Date and before age 90. We offer two different enhanced guaranteed minimum death benefits - a guaranteed minimum death benefit step-up and a guaranteed minimum death benefit rising floor. You may purchase one of them only at the time you purchase your Contract.


          The guaranteed minimum death benefit - step-up is the highest
Variable Account Value on the current and each of the prior Contract anniversary dates, adjusted as follows. The death benefit on an anniversary date will be increased by the amount of any purchase payments allocated and transfers made to the Variable Account after the anniversary date and before the anniversary date and decreased by an amount that is in the same proportion that the Variable Account Value was decreased by transfers and withdrawals (including any deferred sales charge) after the anniversary date and before the next anniversary date.


          The guaranteed minimum death benefit - rising floor is the sum of all purchase payments allocated and transfers made to the Variable Account minus a reduction (as described below) for any withdrawals or transfers made from the Variable Account plus interest at 5%, calculated as follows. Interest is reflected from the dates amounts are allocated to or withdrawn or transferred from the Variable Account to the date the guaranteed death benefit is paid, or the date the Annuitant attains 80 years of age, if earlier. If a withdrawal or transfer is made from the Variable Account, the guaranteed minimum death benefit will be reduced by an amount that is in the same proportion that the amount withdrawn or transferred from the Variable Account (including any contingent deferred sales charge) was to the Variable Account Value on the date of the withdrawal or transfer.


          The enhanced guaranteed minimum death benefit will terminate if you withdraw or transfer the full Variable Account Value from your Contract. For information on the cost of the enhanced guaranteed minimum death benefits, see "CHARGES" in this Prospectus.

          Within one year of the date of death of the Contract Owner, the Beneficiary may elect to receive the death benefit in single sum or in the form of an annuity. If the death benefit becomes payable upon death of the Annuitant who is not the Contract Owner, an election to receive the death benefit in the form of annuity must be made within 60 days of death of the Annuitant. If payment is to be received in a single sum, it must be paid within five years of the date of death (until paid out, the death benefit will be allocated to subaccount of the Separate Account and/or Fixed Account as directed by the Beneficiary). If an annuity is selected, payments must commence within one year of the date of death and must be made over the Beneficiary's life or over a period not longer than the Beneficiary's life expectancy. If an election is not made within one year of the date of death of the Contract Owner, or within 60 days of death of the Annuitant (who is not the Contract Owner), the death benefit will be paid to the Beneficiary in a single sum. If the Contract Owner dies and the Beneficiary is the Contract Owner's surviving spouse, the surviving spouse may become the Contract Owner rather than receive the death benefit. If there is more than one surviving Beneficiary, the Beneficiaries must choose their respective portions of the death benefit, in accordance with the above options.


          If the Annuitant dies on or after the Annuity Date, the death benefit payable, if any, will be paid in accordance with the annuity option in force.


          You may designate a Beneficiary in your application. You may also change the Beneficiary at any time before your death or the death of the Annuitant, whichever occurs first.

          For information on the tax treatment of death benefits, see FEDERAL INCOME TAX CONSIDERATIONS in this Prospectus.

________________________________________________________________________________
TRANSFERS

          Prior to the Annuity Date, you may transfer amounts from one subaccount of the Separate Account to another subaccount of the Separate Account. You may also transfer amounts from the subaccount of the Separate Account to the Fixed Account prior to the Annuity Date. You may make a transfer from the Fixed Account to the Variable Account only at the completion of the interest period or within 25 days thereafter.


          After the Annuity Date and during an annuity payout period, you may transfer amounts (upon which the annuity payments are based) from one subaccount of the Separate Account to another. Transfers are limited to the four subaccounts selected at the time of annuitization. Upon your death or the death of the Annuitant, a beneficiary who is receiving annuity payments may transfer amounts among the subaccount of the Separate Account.

          Transfers will be based on values at the end of the valuation period in which the transfer request is received at our service office.

          The minimum amount that may be transferred is $250 or, if less, the amount held in the subaccount or Fixed Account. In the case of partial transfers, the amount remaining in the subaccount or Fixed Account must be at least $250.

          A request for transfer must be received at our service office and all other administrative requirements for transfer must be met to make the transfer. The Separate Account and the Company will not be liable for following instructions communicated by telephone that we reasonably believe to be genuine. We require certain personal identifying information to process a request for transfer made over the telephone.


          DOLLAR COST AVERAGING: If you have a Contract Value of at least $10,000, you may elect to have a fixed percentage of your initial or subsequent purchase payments transferred monthly or quarterly from one source account to other accounts. These transfers may be made only from one of the following accounts: Money Market Subaccount, Limited Maturity Bond Subaccount, Quality Bond Subaccount and the Fixed Account. The dollar cost averaging term may run up to 60 months, or until you give notice of a change in allocation or cancellation of the feature.

          AUTOMATIC REBALANCING: If you have a Contract Value of at least $10,000 you may elect to have your investments in subaccount of the Separate Account automatically rebalanced. We will transfer funds under your Contract on a quarterly (calendar) basis among the subaccount to maintain a specified percentage allocation among your selected variable investment options. Dollar cost averaging and automatic rebalancing may not be in effect at the same time.

________________________________________________________________________________
WITHDRAWALS

          Prior to the Annuity Date and prior to the earlier of the death of the Contract Owner and Annuitant, you may withdraw all or part of your Contract Value. Withdrawals will be based on values at the end of the valuation period in which a proper written request for withdrawal (and the Contract, in case of a full withdrawal) is received at our administrative office. Payment will normally be made within seven days of receipt of the written request and the Contract, if required. A withdrawal may result in certain tax consequences, including an additional 10% tax under certain circumstances. For information on tax treatment of withdrawals, see FEDERAL INCOME TAX CONSIDERATIONS in this Prospectus.

          The minimum withdrawal is $500. A minimum balance of $250 must be in each sub-account or the Fixed Account. A partial withdrawal may be made from a subaccount of the Separate Account or the Fixed Account only if the amount remaining in the contract is at least $5,000 and the balance remaining in each subaccount or the Fixed Account is at least $250. If you request a partial withdrawal without specifying allocation of the withdrawal among investment options, it will be taken pro rata from the variable subaccount; if the partial withdrawal exhausts your Variable Account Value, then any remaining withdrawal will be taken from the Fixed Account.


          SYSTEMATIC WITHDRAWALS: You may make a request for a systematic withdrawal if there is no previous withdrawal in the current contract year. The maximum value of a systematic withdrawal request is equal to 15% of total purchase payments. A level systematic withdrawal will begin one modal period after the date of receipt of the request. The systematic withdrawals may be made on a monthly, quarterly, semiannual or annual basis. The minimum Contract Value that is eligible for a systematic withdrawal is $25,000. The minimum amount of each withdrawal payment is $100. This provides a convenient way to take advantage of the ability to withdraw a limited percentage of purchase payments without incurring a contingent deferred sales charge. For information on the tax treatment of withdrawals, see FEDERAL INCOME TAX CONSIDERATIONS in this Prospectus.

          403(B) WITHDRAWALS: With respect to Contracts qualifying under Section 403(b) of the Code, there are certain restrictions on withdrawals. Withdrawals may generally be made only if the Contract Owner is over the age of 59 1/2, leaves the employment of the employer, dies, or becomes disabled as defined in the Code. Withdrawals (other than withdrawals attributable to income earned on purchase payments) may also be possible in the case of hardship as defined in the Code. The restrictions do not apply to transfers among subaccount and may also not apply to transfers to other investments qualifying under Section 403(b). For information on the tax treatment of withdrawals under Section 403(b) Contracts, see FEDERAL INCOME TAX CONSIDERATIONS in this Prospectus.

________________________________________________________________________________
DEFERMENT OF PAYMENTS AND TRANSFERS

          We reserve the right to defer a withdrawal, a transfer of values or annuity payments funded by the Separate Account if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings); (b) trading on the Exchange is restricted; (c) an emergency exists such that it is not reasonably practical to dispose of securities held in the Separate Account or to determine the value of its assets; or (d) the Securities and Exchange Commission by order so permits for the protection of investors. Conditions described in (b) and (c) will be decided by, or in accordance with rules of, the Commission.

________________________________________________________________________________
CHARGES

          ADMINISTRATION CHARGES:

          Charges are assessed to reimburse us for the expenses we incur in administering the Contract and the Separate Account. First, on an annual basis, we deduct from the Variable Account Value a contract administration charge which will be no greater than the lesser of $40 or 2% of the Variable Account Value. We will not, however, deduct this charge if the Variable Account Value is greater than $100,000. The charge is made by canceling Accumulation Units credited to the Contract, with the charge allocated pro rata among the subaccount comprising the Variable Account Value. Second, we deduct from the Separate Account a daily administration charge which will not exceed an effective annual rate of 0.15% of the daily net asset value of the Separate Account. These administration charges are guaranteed not to increase and are intended to cover our average anticipated administration expenses over the periods the Contracts are in force.

          MORTALITY AND EXPENSE RISK CHARGE:

          We deduct a daily mortality and expense risk charge which will not exceed an effective annual rate of 1.25% of the daily net asset value of the Separate Account. This charge is to compensate us for the mortality-related guarantees we make under the Contract (e.g., the death benefit and the guarantee that the annuity factors will never be decreased even if mortality experience is substantially different than originally assumed), and for the risk that our administration charges will be insufficient to cover administration expenses over the life of the Contracts. The mortality and expense risk charge is assessed during both the accumulation and variable annuity pay-out phases of the Contract.

          CONTINGENT DEFERRED SALES CHARGE:

          A contingent deferred sales charge may be deducted from withdrawals of purchase payments prior to the Annuity Date. This charge is made to cover sales expenses that we have incurred. Sales expenses which are not covered by the deferred sales charge are paid from the surplus of the Company, which may include proceeds from the mortality and expense risk charge.

          A contingent deferred sales charge, if applicable, will be imposed only on a withdrawal of a purchase payment in cases where the purchase payment was made within one year of the date of the withdrawal. If applicable, the charge is 1% of the amount withdrawn. Purchase payments will be treated as withdrawn on a first-in, first-out basis.

          The contingent deferred sales charge may be reduced on Contracts sold to a trustee, employer or similar party pursuant to a retirement plan or to a group of individuals, if such sales are expected to involve reduced sales expenses. The amount of reduction will depend upon such factors as the size of the group, any prior or existing relationship with the purchaser or group, the total amount of purchase payments and other relevant factors that might tend to reduce expenses incurred in connection with such sales. The reduction will not be unfairly discriminatory to any Contract Owner.

          FREE WITHDRAWALS:

          One Year Old Purchase Payments.  You may withdraw, without incurring a
          -------------------------------
contingent deferred sales charge, all purchase payments which were made more than one year prior to the withdrawal.

          Systematic Withdrawals of 15% of Purchase Payments.  Once (and if no
          ---------------------------------------------------
previous withdrawal has been made in the contract year), you may request systematic withdrawals totaling 15% of purchase payments as of the date of the request. The free systematic withdrawal amount will be applied to purchase payments on a first-in, first-out basis. With respect to any withdrawal of purchase payments made during the same year, which are in excess of the free systematic withdrawal limit in a contract year, the contingent deferred sales charge schedule set forth above will apply to the remainder of the purchase payments so withdrawn on a first-in, first-out basis.

          Other Withdrawals. There is no contingent deferred sales charge
          ------------------
imposed upon minimum distributions under qualified contracts which are required by the Code.

          ENHANCED VARIABLE ACCOUNT DEATH BENEFIT (OPTIONAL):


          If you purchase an enhanced Variable Account death benefit as part of your Contract, we will deduct a guaranteed minimum death benefit charge from the Variable Account Value. The charge is currently 0.20% of the average annual Variable Account Value but may be raised to a maximum rate of 0.25% at the discretion of penn Mutual. The charge will be made on each Contract anniversary and at any time the Variable Account Value is withdrawn or transferred in full. This charge will be deducted by canceling Accumulation Units credited to your Contract, with the charge allocated pro rata among the subaccount comprising the Variable Account Value.

          PREMIUM TAXES:

          Some states and municipalities impose premium taxes on purchase payments received by insurance companies. Generally, any premium taxes payable will be deducted upon annuitization, although we reserve the right to deduct such taxes when due in jurisdictions that impose such taxes on purchase payments. Currently, state premium taxes on purchase payments range from 0% to 3 1/2%.

________________________________________________________________________________
PERFORMANCE INFORMATION

          The Company may advertise total return performance and annual changes in accumulation unit values. We may also provide information on "yields" and "effective yields" on investments in the Money Market Fund subaccount.

          Information on total return performance will include average annual rates of total return for one, five and ten year periods, or lesser periods depending on how long the underlying fund portfolio has been in existence. Such figures are based on the hypothetical assumption that the Separate Account invested in the underlying portfolios from the date those portfolios were first available to other insurance company separate accounts. Average annual total return figures will show the average annual rates of increase or decrease in investments in the subaccount, assuming a hypothetical $1,000 investment at the beginning of the period, withdrawal of the investment at the end of the period, and the deduction of all applicable fund and Contract charges. We may also show average annual rates of total return, assuming other amounts invested at the beginning of the period and no withdrawal at the end of the period. Average annual total return figures which assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the contingent deferred sales charge (if applicable, the contingent deferred sales charge would reduce the amount that may be withdrawn under the Contracts).

          The "yield" on an investment in the Money Market Fund subaccount refers to the income generated by the investment over a 7-day period. This income is then annualized. That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly, but, when annualized, the income earned by an investment in the subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

________________________________________________________________________________
THE FIXED ACCOUNT

          BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE COMPANY'S GENERAL ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND THE GENERAL ACCOUNT HAS NOT BEEN REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. THE GENERAL ACCOUNT AND ANY INTERESTS HELD IN THE GENERAL ACCOUNT ARE THEREFORE NOT SUBJECT TO THE PROVISIONS OF THESE ACTS. HENCE THIS PROSPECTUS GENERALLY DISCUSSES ONLY THE VARIABLE PORTION OF THE CONTRACT. THE COMPANY HAS BEEN ADVISED THAT THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT. DISCLOSURE REGARDING THE FIXED ACCOUNT, HOWEVER, MAY BE SUBJECT TO GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN THIS PROSPECTUS.

________________________________________________________________________________
GENERAL INFORMATION

          You may allocate or transfer all or part of the amount credited to your Contract to the Fixed Account. We periodically declare an effective annual interest rate applicable to allocations to the Fixed Account. For each amount allocated to the Fixed Account, we credit interest at a rate declared by us in the month in which the allocation is made. The declared rate of interest will apply through the end of the 12-month period which begins on the first day of the calendar month in which the allocation is made. We will not declare an effective annual rate of interest of less than 3%.

          You may transfer amounts in the Fixed Account to subaccount of the Separate Account subject to the conditions and limitations in the Fixed Account provisions of your Contract. Amounts in the Fixed Account not withdrawn or reallocated within 25 days after the end of an interest period are rolled over and treated as a new allocation to the Fixed Account. In accordance with state law, we may defer a withdrawal or transfer from the Fixed Account for up to six months if we reasonably determine that investment conditions are such that an orderly sale of assets in the Company's general account is not feasible.

________________________________________________________________________________
LOANS UNDER SECTION 403 CONTRACTS

          Subject to compliance with applicable state law, Contract Owners qualifying under Section 403(b) of the Code may be able to borrow against a portion of the amount credited to the Fixed Account under their Contract, provided the loan privilege has been approved in the applicable state. The loan will be made from the general account of the Company. Because this Prospectus generally is limited to describing the variable portion of the Contract, you should review the Contract loan endorsement or consult your Company representative for a complete description of the terms of the loan privilege, including minimum and maximum loan amounts, repayment terms, and restrictions on prepayments. The following paragraphs describe how exercise of the loan privilege may relate to the Variable Account Value.


          First, at the time a Contract loan is made and in accordance with your direction, an amount equal to the initial loan amount will be transferred from the Contract's investment options to an account in the Company's general account called the "Restricted Account." Amounts transferred from investment options to the Restricted Account will not participate in the investment experience of those investment options. Amounts transferred to the Restricted Account will earn interest at a current rate of 1 1/2 percentage points less than the rate of interest charged on the loan with a minimum possible rate of 2 1/2 percentage points less then the interest rate charged on the loan.

          Second, on your Contract Anniversary, the accrued interest in the Restricted Account will be transferred to your investment options in accordance with your current payment allocation instructions.

          Third, loan repayments, which are due quarterly, will result in the transfer of an amount equal to the principal portion of the repayment from the Restricted Account to the Money Market subaccount. You may then transfer amounts from the Money Market subaccount to the other investment options offered under the Contract.

          Fourth, if a payment or the entire loan is in default as defined in the Contract, the Company will report the amount of the default to the Internal Revenue Service as a taxable distribution and, if you are then under age 59 1/2, as a premature distribution that may be subject to a 10% penalty. Subject to restrictions in Section 403(b) of the Code, the amount of any missed payment, plus interest, or the entire loan balance, plus interest, if the entire loan is in default, plus any applicable contingent deferred sales charge, will be withdrawn by us from your investment options in accordance with your direction in the Loan Request and Agreement. We will use the net proceeds from the withdrawal to repay the loan. If a withdrawal is restricted under the Code, the outstanding loan balance will continue to accrue interest and the amount due will be withdrawn when a withdrawal becomes permissible. Thus, when an event takes place which makes withdrawal from the Contract permissible under the Code, such as attainment of age 59 1/2, disability, or death, we will check the Contract to determine if there is an outstanding loan balance for which one or more payments have been missed. If so, we will withdraw from your investment options, in accordance with your direction in the Loan Request and Agreement, funds necessary to pay the overdue amount, plus any applicable contingent deferred sales charge. While a loan balance is outstanding, any withdrawal or death benefit proceeds must first be used to pay the loan.

          Loans are subject to the terms of your Contract, your Section 403(b) plan and the Code, and, in the case of plans subject to the Employee Retirement Income Security Act of 1974, the ERISA regulations on plan loans, all of which may impose restrictions. The Company reserves the right to suspend, modify or terminate the availability of loans. Where there is a plan fiduciary, it is the responsibility of the fiduciary to ensure that any Contract loans comply with plan qualification requirements, including ERISA.


________________________________________________________________________________
FEDERAL INCOME TAX CONSIDERATIONS

          The following brief discussion of federal income tax considerations is based on the law in effect on the date of this Prospectus, which may be changed by legislative, judicial or administration action. The summary is general in nature and does not consider any applicable state or local tax laws. For further information, you should consult qualified tax counsel.

          Under current law, no federal income taxes are imposed on increases in the value of a Contract until distribution occurs, either in the form of a withdrawal or death benefit or as annuity payment under an annuity option.

          For a withdrawal or death benefit, the taxable portion is generally the amount in excess of the cost basis of the Contract. Amounts withdrawn by the Contract owner or received as a death benefit by the designated beneficiary are treated first as taxable income to the extent of the excess of the Contract Value over the purchase payments made under the Contract. Such taxable portion is taxed at ordinary income tax rates. Designation of a beneficiary who is either 37 1/2 years younger than the Contract Owner or a grandchild of the Contract Owner may have Generation Skipping Transfer Tax consequences under
Section 2601 of the Code.

          In the case of a nonqualified Contract and death of an Annuitant who was not the Contract Owner, an election to receive the death benefit in the form of annuity payment must be made within 60 days. If such election is not made, the gain from the Contract will generally be taxed as a lump sum payment, as described in the preceding paragraph.

          For annuity payments, the taxable portion is generally determined by a formula that establishes the ratio of the cost basis of the Contract (as adjusted for any refund feature) to the expected return under the Contract. The taxable portion, which is the amount of the annuity payment in excess of the cost basis, is taxed at ordinary income tax rates.

          An additional income tax of 10% may be imposed on the taxable portion of an early withdrawal or distribution unless one of several exceptions apply. There will be no additional income tax on early withdrawals which are part of a series of substantially equal periodic payments (not less frequently than annually) made for life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and a beneficiary, or on withdrawals made on or after age 59 1/2. There also will be no additional tax on distributions made after death or on withdrawals attributable to total and permanent disability. Further, there will be no additional tax on distributions within certain other exceptions to the general rule.

          The transfer of a Contract may result in the transferor incurring tax. If the transfer is for less than adequate consideration, the taxable portion would be the Contract Value at the time of transfer over the investment in the Contract at such time. This rule does not apply to transfers between spouses or to transfers incident to a divorce.

          Subject to certain exceptions, a Contract must be held by or on behalf of a natural person in order to be treated as an annuity contract under federal income tax law and to be accorded the tax treatment described in the preceding paragraphs. If a contract is not treated as an annuity contract for federal income tax purposes, the income on the Contract is treated as ordinary income received or accrued by the Contract Owner during the taxable year.


          Section 817(h) of the Code provides that the investments of a separate account underlying a variable annuity contract which is not purchased under a qualified retirement plan or certain other types of plans (or the investments of a mutual fund, the shares of which are owned by the variable annuity separate account) must be "adequately diversified" in order for the Contract to be treated as an annuity contract for tax purposes. The Treasury Department has issued regulations prescribing such diversification requirements. The Separate Account, through each of the available funds of the Penn Series Funds, Inc. Neuberger & Berman Advisers Management Trust, Variable Insurance Products Fund, Variable Insurance Products Fund II, and Morgan Stanley Universal Funds, Inc. intends to comply with those requirements. The requirements are briefly discussed in the accompanying prospectuses for the underlying funds.

          The Treasury Department has indicated that in regulations or revenue rulings under Section 817(d) (relating to the definition of a variable contract), it will provide guidance on the extent to which Contract Owners may direct their investments to particular subaccount without being treated as owners of the underlying shares. It is possible that when such regulations or rulings are issued, the Contracts may need to be modified to comply with them.

          The Contracts may be used in connection with certain retirement plans that qualify for special tax treatment under the Code. The plans include rollover individual retirement annuities qualified under Section 408(b) of the Code (referred to as IRAs) and certain tax deferred annuities qualified under
Section 403(b) of the Code. Qualified Contracts have special provisions in order to be treated as qualified under the Code.

          For some types of qualified retirement plans, there may be no cost basis in the Contract. In this case, the total payments received may be taxable. Before purchasing a contract under a qualified retirement plan, the tax law provisions applicable to the particular plan should be considered.

          Distribution must generally commence from individual retirement annuities and from contracts qualified under Section 403(b) no later than the April 1 following the calendar year in which the Contract Owner attains age 70 1/2. Failure to make such required minimum distributions may result in a 50% tax on the amount of the required distribution.

          Generally, under a nonqualified annuity or rollover individual retirement annuity qualified under Section 408(b), unless the Contract Owner elects to the contrary, any amounts that are received under the Contract that the Company believes are includable in gross income for tax purposes will be subject to mandatory withholding to meet federal income tax obligations. The same treatment will apply to distributions from a qualified plan or Section 403(b) annuity that are payable as an annuity for the life or life expectancy of one or more individuals, or for a period of at least 10 years, or are required minimum distributions. Other distributions from a Section 403(b) annuity are subject to mandatory withholding, unless an election is made to receive the distribution as a direct rollover to another eligible retirement plan.

          It should be understood that the foregoing description of federal income taxes is not exhaustive and that special rules and considerations may be applicable. For further information, a prospective purchaser should consult qualified tax counsel.

________________________________________________________________________________
FINANCIAL STATEMENTS

          The consolidated financial statements of The Penn Mutual Life Insurance Company at December 31, 1997, and for the year then ended, which appear in the Statement of Additional Information. The consolidated financial statements of Penn Mutual should be considered only as bearing upon Penn Mutual's ability to meet its obligations under the Contracts.

          New subaccounts of the Separate Account have been established under the Contracts. There are, therefore, no financial statements for the subaccounts at this time.

________________________________________________________________________________
STATEMENT OF ADDITIONAL INFORMATION CONTENTS

________________________________________________________________________________
VARIABLE ANNUITY PAYMENTS.................................................    B-
     First Variable Annuity Payments......................................    B-
     Subsequent Variable Annuity Payments.................................    B-
     Annuity Units........................................................    B-
     Value of Annuity Units...............................................    B-
     Net Investment Factor................................................    B-
     Assumed Interest Rate................................................    B-
     Valuation Period.....................................................    B-

________________________________________________________________________________
PERFORMANCE DATA..........................................................    B-
     Average Annual Total Return..........................................    B-
     Yields (Money Market Fund)...........................................    B-

________________________________________________________________________________
ADMINISTRATION AND RECORDKEEPING SERVICES.................................    B-

________________________________________________________________________________
DISTRIBUTION OF CONTRACTS.................................................    B-

________________________________________________________________________________
CUSTODIAN.................................................................    B-

________________________________________________________________________________
INDEPENDENT AUDITORS......................................................    B-

________________________________________________________________________________
LEGAL MATTERS.............................................................    B-

________________________________________________________________________________
FINANCIAL STATEMENTS......................................................    B-

________________________________________________________________________________

STATEMENT OF ADDITIONAL INFORMATION -- JANUARY 1 , 1999
--------------------------------------------------------------------------------
                                                                            LOGO


PENN MUTUAL VARIABLE ACCOUNT III
THE PENN MUTUAL LIFE INSURANCE COMPANY
PHILADELPHIA, PENNSYLVANIA 19172 . TELEPHONE (215) 956-8000
--------------------------------------------------------------------------------

This statement of additional information is not a prospectus. It should be read in conjunction with the current Prospectus for the Commander Contract dated January 1, 1999. The Contract is funded through Penn Mutual Variable Account III (referred to as the "Separate Account"). To obtain a prospectus you may write to The Penn Mutual Life Insurance Company, Customer Service Group, Philadelphia, PA 19172. Or you may call (215) 956-8000. Terms used in this statement of additional information have the same meaning as the Prospectus.
--------------------------------------------------------------------------------
TABLE OF CONTENTS

--------------------------------------------------------------------------------
VARIABLE ANNUITY PAYMENTS.................................................... B-
     First Variable Annuity Payments......................................... B-
     Subsequent Variable Annuity Payments.................................... B-
     Annuity Units........................................................... B-
     Value of Annuity Units.................................................. B-
     Net Investment Factor................................................... B-
     Assumed Interest Rate................................................... B-
     Valuation Period........................................................ B-

--------------------------------------------------------------------------------
PERFORMANCE DATA............................................................. B-
     Average Annual Total Return............................................. B-
     Yields (Money Market Fund).............................................. B-

--------------------------------------------------------------------------------
ADMINISTRATIVE RECORDKEEPING SERVICES........................................ B-

--------------------------------------------------------------------------------
DISTRIBUTION OF CONTRACTS.................................................... B-

--------------------------------------------------------------------------------
CUSTODIAN.................................................................... B-

--------------------------------------------------------------------------------
INDEPENDENT AUDITORS......................................................... B-

--------------------------------------------------------------------------------
LEGAL MATTERS................................................................ B-

--------------------------------------------------------------------------------
FINANCIAL STATEMENTS......................................................... B-

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

VARIABLE ANNUITY PAYMENTS

--------------------------------------------------------------------------------
FIRST VARIABLE ANNUITY PAYMENT

     When a variable annuity is effected, we will first deduct applicable premium taxes, if any, from the Contract Value. The dollar amount of the first monthly annuity payment will be determined by applying the net Contract Value to the annuity table set forth in the contract for the annuity option chosen. The annuity tables show the amount of the first monthly income payment under each annuity option for each $1,000 of value applied, based on the Annuitant's age at the Annuity Date. The annuity tables are based on the Annuity 2000 Basic Table with interest rates at 3% or 5%.

--------------------------------------------------------------------------------
SUBSEQUENT VARIABLE ANNUITY PAYMENTS

     The dollar amount of subsequent variable annuity payments will vary in accordance with the investment experience of the subaccount(s) of the Separate Account applicable to the annuity. Each subsequent variable annuity payment will equal the number of annuity units credited, multiplied by the value of the annuity unit for the valuation period. The Company guarantees that the amount of each subsequent annuity payment will not be affected by variations in expense or mortality experience.

--------------------------------------------------------------------------------
ANNUITY UNITS

     For each subaccount selected, the number of annuity units is the amount of the first annuity payment allocated to the subaccount divided by the value of an annuity unit for the subaccount on the Annuity Date. The number of your annuity units will not change as a result of investment experience.

--------------------------------------------------------------------------------
VALUE OF ANNUITY UNITS

     The value of an annuity unit for each subaccount was arbitrarily set at $10 when the subaccount was established. The value may increase or decrease from one valuation period to the next. For a valuation period, the value of an annuity unit for a subaccount is the value of an annuity unit for the subaccount for the last prior valuation period multiplied by the net investment factor for the subaccount for the valuation period. The result is then multiplied by a factor to neutralize an assumed interest rate of 3% or 5%, as applicable, built into the annuity tables.

--------------------------------------------------------------------------------
NET INVESTMENT FACTOR

     For any subaccount, the net investment factor for a valuation period is determined by dividing (a) by (b) and subtracting (c):

WHERE (A) IS:

     The net asset value per share of the mutual fund held in the subaccount, as of the end of the valuation period plus
     ----

     The per share amount of any dividend or capital gain distributions by the mutual fund if the "ex-dividend" date occurs in the valuation period plus or minus
     -------------

     A per share charge or credit, as we may determine as of the end of the valuation period, for provision for taxes (if applicable).

WHERE (B) IS:

     The net asset value per share of the mutual fund held in the subaccount as of the end of the last prior valuation period plus or minus
     -------------

     The per share charge or credit for provision for taxes as of the end of the last prior valuation period (if applicable).

WHERE (C) IS:

     The sum of the mortality and expense risk charge and the daily administration charge. On an annual basis, the sum of such charges equals 1.40% of the daily net asset value of the subaccount.

--------------------------------------------------------------------------------
ASSUMED INTEREST RATE

     Assumed annual interest rates of 3% and 5% are included in the annuity tables in the contracts. A higher assumption would mean a higher first annuity payment but more slowly rising or more rapidly falling subsequent payments. A lower assumption would have the opposite effect. If the actual net investment on an annual basis is equal to the interest rate you have selected, annuity payments will be level.

--------------------------------------------------------------------------------
VALUATION PERIOD

     Valuation period is the period from one valuation of underlying fund assets to the next. Valuation is performed each day the New York Stock Exchange is open for trading.

--------------------------------------------------------------------------------
PERFORMANCE DATA

--------------------------------------------------------------------------------
AVERAGE ANNUAL TOTAL RETURN

     Although the subaccounts of the Separate Account were not available until the effective date of this registration statement, the returns calculated below reflect a hypothetical return as if the sub-accounts had invested in the underlying funds for the indicated periods.

     Table 1 shows the average annual rates of total return on hypothetical investments of $1,000, through the Separate Account, in funds of Penn Series Funds, Inc., Neuberger and Berman Advisers Management Trust, Fidelity Investments' Variable Insurance Products Fund and Fidelity Investments' Variable Insurance Products Fund II, and Morgan Stanley Universal Funds, Inc. for the periods ended December 31, 1997 and assume withdrawal of the investments at the end of the period.

--------------------------------------------------------------------------------
TABLE 1

                                                               AVERAGE ANNUAL TOTAL RETURN
                                                ----------------------------------------------------------
                                                              FROM         TEN         FIVE        ONE
                                                            INCEPTION     YEARS       YEARS       YEAR
                                                INCEPTION    THROUGH      ENDED       ENDED       ENDED
FUND (MANAGER)                                    DATE*      12/31/97    12/31/97    12/31/97    12/31/97
-------------                                   ---------    --------    --------    --------    --------
Growth Equity (a)...........................     06/01/83       10.55%      11.28%      10.98%      19.12%
   (Independence Capital)
Value Equity (a)............................     03/17/87       11.62%      11.85%      15.49%       8.63%
   (OpCap)
Small-Cap Fund..............................     03/01/95        8.19%       0.00%       0.00%     -15.82%
   (OpCap)
Emerging Growth Fund (a)(f).................     05/01/97       21.63%       0.00%       0.00%      -6.77%
   (RS Investment Management)
Flexibly Managed (a)........................     07/31/84       12.46%      10.49%       9.79%       5.58%
   (T. Rowe Price)
International Equity (a)....................     11/01/92       11.23%       0.00%       7.81%       7.75%
   (Vontobel)
Quality Bond (a)............................     03/17/87        6.71%       7.23%       5.41%       9.49%
   (Independence Capital)
High Yield Bond (a).........................     08/06/84        8.50%       7.84%       6.08%       0.80%
   (T. Rowe Price)
Balanced Portfolio (b)......................     02/28/89        7.15%       0.00%       4.58%      -1.25%
   (Neuberger & Berman)
Limited Maturity Bond Portfolio (b).........     09/10/84        5.79%       4.31%       1.95%       2.99%
   (Neuberger & Berman)
Partners Portfolio (b)......................     03/22/94       17.01%       0.00%       0.00%      -0.18%
   (Neuberger & Berman)
Equity-Income Portfolio (c).................     10/09/86       13.54%      14.58%      18.75%       1.47%
   (Fidelity Investments)
Growth Portfolio (c)........................     10/09/86       13.08%      14.25%      18.75%       5.66%
   (Fidelity Investments)
Asset Manager Portfolio (d).................     09/06/89       11.22%       0.00%      10.40%      -4.70%
   (Fidelity Investments)
Index 500 (d)...............................     08/27/92        4.41%       0.00%       2.71%      15.05%
   (Fidelity Investments)
Emerging Markets Equity (International)(e)..     10/01/96      -18.44%       0.00%       0.00%     -34.30%
   (Morgan Stanley)

---------------------------------------------

* Represents the date the underlying fund was established.
(a) Penn Series Funds, Inc.
(b) Neuberger and Berman Advisers Management Trust
(c) Variable Insurance Products Fund
(d) Variable Insurance Products Fund II
(e) Morgan Stanley Universal Funds, Inc.
(f) Average Annual Total Return for period May 1, 1997 to December 31, 1997

     The average annual rates of total return shown in Table 1 are computed by finding the average annual compounded rates of return over the periods shown that would equate the initial amount invested to the withdrawal value, in accordance with the following formula: P(1 + T) /n/ = ERV. In the formula, P is a hypothetical investment payment of $1,000; T is the average annual total return; n is the number of years; and ERV is the withdrawal value at the end of the periods shown. The annual contract administration charge is reflected assuming an anticipated average Contract Value and assuming that the Contract Value is allocated equally across all available subaccounts by an average contract owner. The performance information in Table 1 is calculated in accordance with the standard formula prescribed by the Securities and Exchange Commission.

--------------------------------------------------------------------------------

     Table 2 below shows the average annual rates of return on hypothetical initial investments of $1,000, through the Separate Account, in funds of the Penn Series Funds, Inc., Neuberger and Berman Advisers Management Trust, Fidelity Investments' Variable Insurance Products Fund, Fidelity Investments' Variable Insurance Products Fund II, and Morgan Stanley Universal Funds, Inc. for the periods ended December 31, 1997 and assumes the investments are not withdrawn at the end of the period.

--------------------------------------------------------------------------------

TABLE 2

                                                               AVERAGE ANNUAL TOTAL RETURN
                                             ------------------------------------------------------------
                                                              FROM         TEN         FIVE        ONE
                                                            INCEPTION     YEARS       YEARS       YEAR
                                                INCEPTION    THROUGH      ENDED       ENDED       ENDED
FUND (MANAGER)                                    DATE*      12/31/97    12/31/97    12/31/97    12/31/97
--------------                                  ---------    --------    --------    --------    --------
Growth Equity (a)............................    06/01/83       10.55%      11.28%      10.98%      19.12%
   (Independence Capital)
Value Equity (a).............................    03/17/87       11.62%      11.85%      15.49%       8.63%
   (OpCap)
Small-Cap Fund...............................    03/01/95        8.19%       0.00%       0.00%     -15.82%
   (OpCap)
Emerging Growth Fund (a)(f)..................    05/01/97       21.63%       0.00%       0.00%      -6.77%
  (RS Investment Management)
Flexibly Managed (a).........................    07/31/84       12.46%      10.49%       9.79%       5.58%
   (T. Rowe Price)
International Equity (a).....................    11/01/92       11.23%       0.00%       7.81%       7.75%
   (Vontobel)
Quality Bond (a).............................    03/17/87        6.71%       7.23%       5.41%       9.49%
   (Independence Capital)
High Yield Bond (a)..........................    08/06/84        8.50%       7.84%       6.08%       0.80%
   (T. Rowe Price)
Balanced Portfolio (b).......................    02/28/89        7.15%       0.00%       4.58%      -1.25%
   (Neuberger & Berman)
Limited Maturity Bond Portfolio (b)..........    09/10/84        5.79%       4.31%       1.95%       2.99%
   (Neuberger & Berman)
Partners Portfolio (b).......................    03/22/94       17.01%       0.00%       0.00%      -0.18%
        (Neuberger & Berman)
Equity-Income Portfolio (c)..................    10/09/86       13.54%      14.58%      18.75%       1.47%
   (Fidelity Investments)
Growth Portfolio (c).........................    10/09/86       13.08%      14.25%      12.94%       5.66%
   (Fidelity Investments)
Asset Manager Portfolio (d)..................    09/06/89       11.22%       0.00%      10.40%      -4.70%
   (Fidelity Investments)
Index 500 (d)................................    08/27/92        4.41%       0.00%       2.71%      15.05%
  (Fidelity Investments)
Emerging Markets Equity (International)(e)...    10/01/96      -18.44%       0.00%       0.00%     -34.30%
   (Morgan Stanley)

----------------------------------------------
* Represents the date the underlying fund was established.
(a) Penn Series Funds, Inc.
(b) Neuberger and Berman Advisers Management Trust
(c) Variable Insurance Products Fund
(d) Variable Insurance Products Fund II
(e) Morgan Stanley Universal Funds, Inc.
(f) Average Annual Total Return for period May 1, 1997 to December 31, 1997

--------------------------------------------------------------------------------

     Table 3 below shows the average annual rates of return on hypothetical initial investments of $10,000, through the Separate Account, in funds of the Penn Series Funds, Inc., Neuberger and Berman Advisers Management Trust, Fidelity Investments' Variable Insurance Products Fund, Fidelity Investments' Variable Insurance Products Fund II, and Morgan Stanley Universal Funds, Inc. for the periods ended December 31, 1997 and assumes the investments are not withdrawn at the end of the period.

--------------------------------------------------------------------------------
TABLE 3

                                                               AVERAGE ANNUAL TOTAL RETURN
                                                ----------------------------------------------------------
                                                              FROM         TEN         FIVE        ONE
                                                            INCEPTION     YEARS       YEARS       YEAR
                                                INCEPTION    THROUGH      ENDED       ENDED       ENDED
FUND (MANAGER)                                    DATE*      12/31/97    12/31/97    12/31/97    12/31/97
--------------                                  ---------    --------    --------    --------    --------
Growth Equity (a)............................    06/01/83       10.68%      11.42%      11.17%      19.33%
   (Independence Capital)
Value Equity (a).............................    03/17/87       11.76%      12.01%      15.65%       8.84%
   (OpCap)
Small-Cap Fund...............................    03/01/95        8.37%       0.00%       0.00%     -15.61%
   (OpCap)
Emerging Growth Fund (a)(f)..................    05/01/97       21.85%       0.00%       0.00%      -6.56%
  (RS Investment Management)
Flexibly Managed (a).........................    07/31/84       12.56%      10.64%       9.97%       5.79%
   (T. Rowe Price)
International Equity (a).....................    11/01/92       11.39%       0.00%       8.00%       7.96%
   (Vontobel)
Quality Bond (a).............................    03/17/87        6.87%       7.38%       5.61%       9.70%
   (Independence Capital)
High Yield Bond (a)..........................    08/06/84        8.63%       8.00%       6.28%       1.01%
   (T. Rowe Price)
Balanced Portfolio (b).......................    02/28/89        7.29%       0.00%       4.74%      -1.04%
   (Neuberger & Berman)
Limited Maturity Bond Portfolio (b)..........    09/10/84        5.93%       4.48%       2.15%       3.20%
   (Neuberger & Berman)
Partners Portfolio (b).......................    03/22/94       17.18%       0.00%       0.00%       0.03%
        (Neuberger & Berman)
Equity-Income Portfolio (c)..................    10/09/86       13.69%      14.73%      18.91%       1.68%
   (Fidelity Investments)
Growth Portfolio (c).........................    10/09/86       13.21%      14.38%      13.12%       5.87%
   (Fidelity Investments)
Asset Manager Portfolio (d)..................    09/06/89       11.37%       0.00%      10.59%      -4.48%
   (Fidelity Investments)
Index 500 (d)................................    08/27/92        4.65%       0.00%       2.96%      15.26%
  (Fidelity Investments)
Emerging Markets Equity (International)(e)...    10/01/96      -18.10%       0.00%       0.00%     -34.09%
   (Morgan Stanley)

----------------------------------------------
*    Represents the date the underlying fund was established.
(a)  Penn Series Funds, Inc.
(b)  Neuberger and Berman Advisers Management Trust
(c)  Variable Insurance Products Fund
(d)  Variable Insurance Products Fund II
(e)  Morgan Stanley Universal Funds, Inc.
(f)  Average Annual Total Return for period May 1, 1997 to December 31, 1997

Partners Portfolio (b)....................................   03/22/94
   (Neuberger & Berman)
Equity-Income Portfolio (c)...............................   10/09/86
   (Fidelity Investments)
Growth Portfolio (c)......................................   10/09/86
   (Fidelity Investments)
Asset Manager Portfolio (d)...............................   09/06/89
   (Fidelity Investments)
Index 500 (d).............................................   08/27/92
   (Fidelity Investments)
Emerging Markets Equity (International)(e)................   10/01/96
   (Morgan Stanley)

____________________
*    Represents the date the underlying fund was established.
(a)  Penn Series Funds, Inc.

(b)  Neuberger and Berman Advisers Management Trust

(c)  Variable Insurance Products Fund

(d)  Variable Insurance Products Fund II

(e)  Morgan Stanley Universal Funds, Inc.

(f)  Average Annual Total Return for period May 1, 1997 to December 31,
     1997

     The average annual rates of total return shown in Tables 2 and 3 are computed by finding the average annual compounded rates of return over the periods shown that would equate the initial amount invested to the Contract Value at the end of the periods shown, in accordance with the following formula:
P(1 + T) /n/ = FV. In the formula, P is a hypothetical investment of $1,000 in Table 2 and $10,000 in Table 3; T is the average annual total return; n is the number of years; and FV is the Contract Value at the end of the periods shown. The annual contract administrative charge is reflected assuming an anticipated average Contract Value and assuming that the average Contract Value is allocated equally across all available subaccounts by an average contract owner. The average annual rates of total returns reflect all recurring charges, but do not reflect the contingent deferred sales charge of 1% which, if applicable, would reduce the amount that may be withdrawn under the Contract. The performance information in tables 2 and 3 is not calculated in accordance with the standard formula prescribed by the securities and exchange commission.

--------------------------------------------------------------------------------
YIELDS (MONEY MARKET FUND)

     From time to time, advertisements and sales literature may quote the current or effective yield of the Money Market subaccount.

     [Supply current yield]

     The yield is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical preexisting account having a balance of one accumulation unit of the subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from contract owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7) with the resulting figure carried to at least the nearest hundredth of 1%. The hypothetical charge reflects deductions from contract owners' accounts in proportion to the length of the base period. The annual contract administrative charge is reflected assuming an anticipated average Contract Value and assuming that the average Contract Value is allocated equally across all available subaccounts by an average contract owner.

     The effective yield is obtained by taking the base period return as computed above, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula: Effective Yield = [(base period return + 1) /365/7/] -1.

     The yields do not reflect the contingent deferred sales charge of 1%. The deferred sales charge may or may not be applicable to a withdrawal from a Contract, depending on when the withdrawal is made.

     THE YIELDS ON AMOUNTS HELD IN THE MONEY MARKET SUBACCOUNT NORMALLY WILL FLUCTUATE ON A DAILY BASIS. THEREFORE, THE STATED YIELDS FOR ANY GIVEN PERIOD ARE NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS.

                     _____________________________________

     THE PERFORMANCE INFORMATION SET FORTH ABOVE IS FOR PAST PERFORMANCE OF THE FUNDS, ASSUMING THE SUBACCOUNTS SEPARATE ACCOUNT HAD INVESTED IN THE FUNDS FROM THEIR INCEPTION, AND IS NOT AN INDICATION OR REPRESENTATION OF FUTURE PERFORMANCE.

--------------------------------------------------------------------------------
ADMINISTRATIVE AND RECORDKEEPING SERVICES

     The Company performs all data processing, recordkeeping and other related services with respect to the Contracts and the Separate Accounts.

--------------------------------------------------------------------------------
DISTRIBUTION OF CONTRACTS

     Hornor, Townsend & Kent, Inc., a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual"), serves as principal underwriter of the Contracts. The address of Hornor, Townsend & Kent, Inc. is 600 Dresher Road, Horsham, PA 19044.

     The Contracts will be distributed by Hornor, Townsend & Kent, Inc. through broker-dealers. Total commissions on purchase payments made under the Contract will not exceed 1% and trailer commissions based on a percentage of Contract Value may be paid. The offering of the Contracts is continuous, and the Company does not anticipate discontinuing the offering of the Contract, although we reserve the right to do so.

--------------------------------------------------------------------------------
CUSTODIAN

     The Company is custodian of the assets held in the Separate Account.

--------------------------------------------------------------------------------
INDEPENDENT AUDITORS

     Ernst & Young serves as independent auditors of The Penn Mutual Life Insurance Company and Penn Mutual Variable Annuity Account III. Their offices are located at 2001 Market Street, Suite 4000, Philadelphia, PA.

The consolidated financial statements of The Penn Mutual Life Insurance Company at December 31, 1997, and for the year then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young, independent auditors, and at December 31, 1996, and for each of the two year in the period ended December 31, 1996, by PricewaterhouseCoopers LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

--------------------------------------------------------------------------------

LEGAL MATTERS

     Morgan, Lewis & Bockius LLP has provided advice on certain matters relating to the federal securities laws and the offering of the Contracts. Their offices are located at 1701 Market Street, Philadelphia, PA.

--------------------------------------------------------------------------------
FINANCIAL STATEMENTS

     The consolidated financial statements of Penn Mutual are set forth on the following pages. The consolidated financial statements of Penn Mutual should be considered only as bearing upon Penn Mutual's ability to meet its obligations under the Contracts.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS

THE BOARD OF TRUSTEES
THE PENN MUTUAL LIFE INSURANCE COMPANY
PHILADELPHIA, PENNSYLVANIA

We have audited the accompanying consolidated balance sheet of The Penn Mutual Life Insurance Company and subsidiaries as of December 31, 1997 and the related consolidated income statement, statement of changes in equity and statement of cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 1996 and for each of the two years in the period ended December 31, 1996 were audited by other auditors whose report dated January 31, 1997 expressed an unqualified opinion on those statements and included an explanatory paragraph that disclosed the Company's adoption of several accounting principles which were not previously required to be adopted. These changes are described in Note 1 to the financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1997 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Penn Mutual Life Insurance Company and subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young


Philadelphia, Pennsylvania
January 30, 1998

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS

THE BOARD OF TRUSTEES OF
THE PENN MUTUAL LIFE INSURANCE COMPANY
PHILADELPHIA, PENNSYLVANIA

We have audited the accompanying consolidated balance sheet of The Penn Mutual Life Insurance Company as of December 31, 1996 and the related consolidated statements of income, changes in equity and statement of cash flows for the two years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial condition of The Penn Mutual Life Insurance Company and subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1996 the Company adopted Financial Accounting Standards Board Interpretation No. 40 (FIN
40) and Statement of Financial Accounting Standards No. 120 (SFAS 120), which required implementation of several accounting pronouncements not previously adopted. The effects of adopting FIN 40 and SFAS 120 were retroactively applied to the Company's previously issued financial statements, consistent with the implementation guidance of those standards.

/s/ PricewaterhouseCoopers LLP

2400 Eleven Penn Center
Philadelphia, Pennsylvania
January 31, 1997

--------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31,                                            1997       1996
--------------------------------------------------------------------------------
(in thousands)
ASSETS
Debt securities, at fair value...........................  $5,427,652 $5,214,788
Equity securities, at fair value.........................      12,502     16,745
Mortgage loans on real estate............................      52,996    124,914
Real estate, net of accumulated depreciation.............      22,358     97,805
Policy loans.............................................     642,989    656,073
Short-term investments...................................      43,470     37,515
Other invested assets....................................      88,928     94,369
                                                           ---------- ----------
 TOTAL INVESTMENTS.......................................   6,290,895  6,242,209
Cash and cash equivalents................................      37,064     37,314
Investment income due and accrued........................     103,072    103,132
Deferred acquisition costs...............................     384,542    412,595
Amounts recoverable from reinsurers......................      63,211     58,882
Broker/dealer receivables................................     526,797    449,150
Other assets.............................................      92,203     85,382
Separate account assets..................................   1,869,094  1,368,384
                                                           ---------- ----------
 TOTAL ASSETS............................................  $9,366,878 $8,757,048
                                                           ========== ==========
LIABILITIES
Reserves for payment of future policy benefits...........  $2,770,015 $2,782,621
Other policyholder funds.................................   2,973,434  3,053,412
Policyholders' dividends payable.........................      35,273     35,395
Broker/dealer payables...................................     333,104    303,089
Accrued income tax payable:
 Current.................................................      17,476     25,487
 Deferred................................................      75,096     35,783
Other liabilities........................................     283,666    282,501
Separate account liabilities.............................   1,869,094  1,368,384
                                                           ---------- ----------
 TOTAL LIABILITIES.......................................   8,357,158  7,886,672
                                                           ---------- ----------
EQUITY
Unrealized gains/(losses) on investment securities, net
 of taxes and amortization of deferred acquisition costs.     152,009     85,730
Retained earnings........................................     857,711    784,646
                                                           ---------- ----------
 TOTAL EQUITY............................................   1,009,720    870,376
                                                           ---------- ----------
  TOTAL LIABILITIES AND EQUITY...........................  $9,366,878 $8,757,048
                                                           ========== ==========


   The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31,                1997        1996        1995
--------------------------------------------------------------------------------
(in thousands)
REVENUES
Premium and annuity considerations.......... $  195,220  $  199,821  $  187,907
Policy fee income...........................    102,398      89,349      80,652
Net investment income.......................    460,206     475,315     489,773
Net realized capital gains/(losses).........      9,655     (10,078)     14,112
Broker/dealer fees and commissions..........    290,005     241,068     200,223
Other income................................     11,851      11,544      31,646
                                             ----------  ----------  ----------
 TOTAL REVENUE..............................  1,069,335   1,007,019   1,004,313
                                             ----------  ----------  ----------
BENEFITS AND EXPENSES
Benefits paid to policyholders and benefi-
 ciaries....................................    480,234     462,412     486,559
Policyholder dividends......................     67,412      67,596      69,807
Increase/(decrease) in liability for future
 policy benefits............................    (11,972)     42,652      38,038
General expenses............................    202,731     178,554     186,204
Broker/dealer sales expense.................    160,730     132,724     109,492
Amortization of deferred acquisition costs..     43,223      46,137      36,794
                                             ----------  ----------  ----------
 TOTAL BENEFITS AND EXPENSES................    942,358     930,075     926,894
                                             ----------  ----------  ----------
 INCOME BEFORE INCOME TAXES.................    126,977      76,944      77,419
                                             ----------  ----------  ----------
Income taxes:
 Current....................................     50,061      37,944      11,740
 Deferred...................................      3,851      (9,919)    (33,179)
                                             ----------  ----------  ----------
 NET INCOME................................. $   73,065  $   48,919  $   98,858
                                             ==========  ==========  ==========


   The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

                                               UNREALIZED
                                              APPRECIATION
                                             (DEPRECIATION)
                                             OF INVESTMENT  RETAINED   TOTAL
FOR THE YEARS ENDED DECEMBER 31,               SECURITIES   EARNINGS   EQUITY
--------------------------------------------------------------------------------
(in thousands)
BALANCE AT JANUARY 1, 1995..................    $(57,212)   $636,869 $  579,657
 Net income for 1995........................         --       98,858     98,858
 Unrealized appreciation of securities......     216,153         --     216,153
                                                --------    -------- ----------
BALANCE AT DECEMBER 31, 1995................     158,941     735,727    894,668
 Net income for 1996........................         --       48,919     48,919
 Unrealized depreciation of securities......     (73,211)        --     (73,211)
                                                --------    -------- ----------
BALANCE AT DECEMBER 31, 1996................      85,730     784,646    870,376
 Net income for 1997........................         --       73,065     73,065
 Unrealized appreciation of securities......      66,279         --      66,279
                                                --------    -------- ----------
BALANCE AT DECEMBER 31, 1997................    $152,009    $857,711 $1,009,720
                                                ========    ======== ==========



   The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,               1997         1996         1995
----------------------------------------------------------------------------------
(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income................................  $    73,065  $    48,919  $    98,858
Adjustments to reconcile net income to net
 cash provided by operations:
 Capitalization of policy acquisition
  costs...................................      (64,427)     (60,234)     (52,147)
 Amortization of deferred acquisition
  costs...................................       43,223       46,137       36,794
 Policy fees on universal life and invest-
  ment contracts..........................     (104,342)     (89,349)     (80,652)
 Interest credited on universal life and
  investment contracts....................      160,417      171,051      186,549
 Depreciation and amortization............       18,682       11,613       13,260
 Premiums due and other receivables.......       (7,291)        (105)      (2,219)
 Realized capital (gains)/losses..........       (9,655)      10,078      (14,112)
 (Increase)/decrease in accrued investment
  income..................................           60        6,474        7,880
 (Increase)/decrease in amounts due from
  reinsurers..............................       (4,329)     (14,200)       9,994
 (Increase)/decrease in net broker dealer
  receivables.............................      (47,632)         296      (37,142)
 Increase/(decrease) in future policy ben-
  efit reserves...........................      (13,358)      58,697        9,276
 Increase/(decrease) in claims payable....          --           --       (16,322)
 Increase/(decrease) in income tax pay-
  able....................................       (4,526)       7,798      (59,512)
 Other, net...............................       (6,693)      39,625       (5,232)
                                            -----------  -----------  -----------
  NET CASH PROVIDED BY OPERATING ACTIVI-
   TIES...................................       33,194      236,800       95,273
                                            -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Sale of investments:
 Debt securities available for sale.......    1,235,274      927,905    1,201,541
 Equity securities........................       20,374       25,413      153,985
 Real estate..............................       87,875       40,209       20,461
 Other....................................       14,355       15,284       10,834
Maturity and other principal repayments:
 Debt securities available for sale.......      472,474      278,290      276,806
 Equity securities........................          --           --         1,992
 Mortgage loans...........................       61,813      156,643      138,396
Cost of investments acquired:
 Debt securities available for sale.......   (1,772,007)  (1,427,048)  (1,448,184)
 Equity securities........................      (15,268)     (11,752)     (80,999)
 Mortgage loans...........................            0      (36,155)    (115,047)
 Real estate..............................      (15,600)      (8,542)     (15,428)
 Other....................................      (15,503)      (8,789)      (8,420)
Change in policy loans, net...............       13,084        1,234      (18,708)
(Increase)/decrease in short-term invest-
 ments, net...............................       (5,955)      51,290      (80,740)
Purchases of furniture and equipment, net.       (4,116)      (6,449)      (5,369)
                                            -----------  -----------  -----------
  NET CASH (USED)/PROVIDED BY INVESTING
   ACTIVITIES.............................       76,800       (2,467)      31,120
                                            -----------  -----------  -----------

                                 - CONTINUED -


   The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

FOR THE YEARS ENDED DECEMBER 31,                    1997       1996       1995
----------------------------------------------------------------------------------
(in thousands)
CASH FLOWS FROM FINANCING ACTIVITIES
Deposits for universal life and investment con-
 tracts.........................................  $ 653,233  $ 625,816  $ 602,956
Withdrawals from universal life and investment
 contracts......................................   (552,311)  (567,697)  (608,416)
Transfers to separate accounts..................   (236,008)  (269,735)  (114,332)
Issuance/(repayment) of debt....................     24,842    (18,424)     1,354
                                                  ---------  ---------  ---------
  NET CASH USED BY FINANCING ACTIVITIES.........   (110,244)  (230,040)  (118,438)
                                                  ---------  ---------  ---------
  NET DECREASE IN CASH AND CASH EQUIVALENTS.....       (250)     4,293      7,955
CASH AND CASH EQUIVALENTS
 Beginning of the year..........................     37,314     33,021     25,066
                                                  ---------  ---------  ---------
 End of the year................................  $  37,064  $  37,314  $  33,021
                                                  =========  =========  =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
 Income Taxes...................................  $  54,507  $  20,228  $  46,286
 Interest Paid..................................      1,384        939      5,239

  See Note 2 for information on unrealized gains and losses and a 1996 non-cash transaction related to mortgage loans.



   The accompanying notes are an integral part of the consolidated financial statements.

-------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
(IN THOUSANDS OF DOLLARS)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ORGANIZATION AND BASIS OF PRESENTATION

The Penn Mutual Life Insurance Company (the "Company") was founded and commenced business in 1847 as a mutual life insurance company. The Company concentrates primarily on the sale of individual life insurance and annuity products. The primary products that the Company currently markets are traditional whole life, term life, universal life, variable life, immediate annuities and deferred annuities, both fixed and variable. The Company markets its products through a network of career agents, independent agents, and independent marketing organizations. The Company is also involved in the broker-dealer business which offers a variety of investment products and services and is conducted through the Company's non-insurance subsidiaries. The Company sells its products in all fifty states and the District of Columbia.

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include the accounts of The Penn Mutual Life Insurance Company, its wholly owned life insurance subsidiary, The Penn Insurance and Annuity Company ("PIA"), and non-insurance subsidiaries (principally broker/dealer, investment advisory and real estate subsidiaries) (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements.

ACCOUNTING CHANGES

As of January 1, 1996, the Company adopted Financial Accounting Standards Board Interpretation No. 40 (FIN 40), "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises", as amended by Statement of Financial Accounting Standards (SFAS) No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises for Certain Long-Duration Participating Contracts". The initial effect of applying these pronouncements has been reported retroactively, as of January 1, 1993. SFAS No. 120 requires financial statements referred to as prepared in accordance with generally accepted accounting principles (GAAP) to apply all applicable authoritative GAAP pronouncements. Prior to the adoption of SFAS No. 120, statutory financial statements were permitted to be referred to as being prepared in accordance with GAAP. The significant GAAP authoritative pronouncements requiring initial application were as follows:

 . SFAS No. 60, "Accounting and Reporting by Insurance Enterprises",

 . SFAS No. 87, "Employers' Accounting for Pensions",

 . SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries",

 . SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain
  Long Duration Contracts and for Realized Gains and Losses from the Sale of Investments",

 . SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than
  Pensions" ,

 . SFAS No. 109, "Accounting for Income Taxes",

 . SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts",

 . Statement of Position (SOP) 95-1, "Accounting for Certain Insurance
  Activities of Mutual Life Insurance Enterprises".

The cumulative effect of applying SFAS No. 120 and FIN 40 primarily consists of the initial deferral of acquisition costs, the establishment of deferred taxes, the change in methodology for insurance reserves, and the elimination of the statutory asset valuation reserve and interest maintenance reserve and the establishment of investment valuation allowances. In connection with the adoption of FIN 40, the Company also adopted SFAS No. 115, "Accounting for Certain Debt and Equity Securities" as of January 1, 1994.

--------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
(IN THOUSANDS OF DOLLARS)

As a result of the change in accounting principles, net income as previously reported, has been restated as follows:

                                                                      1995
                                                                    ---------
   Net income, as previously reported.............................. $     729
   Add adjustments for the cumulative effect on prior years
    Deferred acquisition costs.....................................    15,353
    Policy reserves................................................   (12,079)
    Deferred taxes.................................................    32,341
    Investment reserves............................................    46,640
    Other, net.....................................................    15,874
    Total..........................................................    98,129
                                                                    ---------
   Net income, as adjusted......................................... $  98,858
                                                                    =========

As a result of the change in accounting principles, equity, as previously reported has been restated as follows:

                                                                      1995
                                                                    ---------
   Balance at beginning of year, as previously reported............ $ 315,321
                                                                    ---------
   Add adjustments for the cumulative effect on prior years of ap-
    plying retroactively the new basis of accounting
    Deferred acquisition costs.....................................   466,446
    Policy reserves................................................   (67,526)
    Deferred taxes.................................................      (527)
    Investment reserves............................................    13,651
    Unrealized gains/(losses)......................................  (145,759)
    Other, net.....................................................    (1,949)
                                                                    ---------
    Total..........................................................   264,336
                                                                    ---------
   Balance at beginning of year, as adjusted.......................   579,657
                                                                    ---------
   Net income......................................................    98,858
   Net change in unrealized gains/(losses) on investment securi-
    ties...........................................................   216,153
                                                                    ---------
                                                                      315,011
                                                                    ---------
   Balance at end of year.......................................... $ 894,668
                                                                    =========

INVESTMENTS

Debt securities (bonds, notes, redeemable preferred stocks and mortgage-backed securities) which might be sold prior to maturity are classified as available for sale. These securities are carried at fair value, with the change in unrealized gains and losses reported through a separate component of equity. Interest on debt securities is credited to income as it is earned.

Equity securities are classified as available for sale and carried at fair value. Dividends on equity securities are credited to income on their ex-dividend dates.

The Company regularly evaluates the carrying value of debt and equity securities based on current economic conditions, past credit loss experience and other circumstances of the investee. A decline in a security's fair value that is deemed to be other than temporary is treated as a realized loss and a reduction in the cost basis of the security.

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances on impaired loans are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the measurement method used is collateral value.

Investment real estate, which the Company has the intent to hold, is carried at cost less accumulated depreciation and valuation reserves. The Company establishes valuation reserves for investment real estate when declines in value are deemed to be permanent based on an analysis of discounted future cash flows. Properties held for sale are carried at the lower of

--------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
(IN THOUSANDS OF DOLLARS)

depreciated cost or fair value less selling costs. Valuation reserves are established for properties held for sale when the fair value less estimated selling costs is below depreciated cost. Real estate acquired through foreclosure is recorded at the lower of cost or fair value less estimated selling costs at the time of foreclosure. Depreciation is calculated using the straight-line method over the estimated useful lives of the real estate.

Policy loans are carried at the unpaid principal balances.

Short-term investments include securities purchased with a maturity date of 90 days to less than one year. Short-term investments are valued at cost.

Other invested assets primarily include joint venture real estate partnerships, which are valued on the equity basis, and venture capital limited partnerships, which are carried at fair value.

Realized gains and losses are determined by specific identification and are included in income on the trade date. Unrealized gains and losses, net of appropriate taxes and amortization of deferred acquisition costs, are accounted for as a separate component of equity.

The Company utilizes various financial instruments, such as interest rate swaps and financial futures, to hedge against interest rate fluctuation. These instruments are recorded using a valuation method consistent with the valuation method of the assets hedged. Gains and losses on these instruments are deferred and recognized in the Consolidated Income Statements over the remaining life of the hedged security. Changes in the fair value of these instruments are reported as unrealized gains or losses. Realized gains or losses are recognized when the hedged securities are sold.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, money market instruments and other debt securities with a maturity of 90 days or less when purchased.

OTHER ASSETS

Property and equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is calculated using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements. Accumulated depreciation and amortization on property and equipment and leasehold improvements was $44,329 and $40,671 at December 31, 1997 and 1996, respectively. Related depreciation and amortization expense was $8,183, $7,510 and $6,914 for the years ended December 31, 1997, 1996 and 1995, respectively.

Goodwill represents the excess of the cost of the businesses acquired over the fair value of their net assets. These costs are amortized on a straight-line basis over not more than 40 years and are included in other assets in the Consolidated Balance Sheets. Unamortized goodwill amounted to $16,932 and $17,740 at December 31, 1997 and 1996 respectively. Goodwill amortization was $808, $909 and $907 for 1997, 1996 and 1995, respectively.

DEFERRED ACQUISITION COSTS

Costs of acquiring new insurance and annuity contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable from future gross profits. Such costs include commissions, certain costs of policy issuance and underwriting, and certain variable agency expenses.

Deferred acquisition costs related to participating traditional and universal life insurance policies and annuity products without mortality risk, that include significant surrender charges, are being amortized over the lesser of the estimated or actual contract life in proportion to estimated gross profits arising principally from interest, mortality, expense margins and surrender charges. The effects on amortization of deferred acquisition costs of revisions to estimated gross profits are reflected in earnings in the period such estimated gross profits are revised. Deferred acquisition costs are reviewed to determine that the unamortized portion of such costs is recoverable from future estimated gross profits. Certain costs and expenses reported in the Consolidated Income Statements are net of amounts deferred.

--------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
(IN THOUSANDS OF DOLLARS)

SEPARATE ACCOUNTS

Separate Account assets and liabilities represent segregated funds administered and invested by the Company primarily for the benefit of variable life insurance policyholders and annuity and pension contractholders, including certain of the Company's benefit plans. The value of the assets in the Separate Accounts reflects the actual investment performance of the respective accounts and is not guaranteed by the Company. The carrying value for Separate Account assets and liabilities approximates the estimated fair value of the underlying assets.

INSURANCE LIABILITIES AND REVENUE RECOGNITION

 Participating Traditional Life and Life Contingent Annuity Products

Future policy benefits include reserves for participating traditional life insurance and life contingent annuity products and are established in amounts adequate to meet the estimated future obligations of the policies in force. Liabilities for participating traditional life products are computed using the net level premium method, using assumptions for investment yields, mortality, morbidity and withdrawals, which are consistent with the dividend fund interest rate and mortality rates used in calculating cash surrender values. Interest rate assumptions used in the calculation of the liabilities for participating traditional life products ranged from 2.25% to 4.5%. Premiums are recognized as income when due. Death and surrender benefits are reported in expense as incurred.

Liabilities for life contingent annuity products are computed by estimating future benefits and expenses. Assumptions are based on Company experience projected at the time of policy issue, with provision for adverse deviations. Interest rate assumptions range from 2.25% to 13.25%. Premiums are recognized as income as they are received. Death and surrender benefits are reported in expense as incurred.

 Universal Life Products and Other Annuity Products

Other policyholder funds represent liabilities for universal life and investment-type annuity products. The liabilities for these products are based on the contract account value which consists of deposits received from customers and investment earnings on the account value, less administrative and expense charges. The liability for universal life products is also reduced by mortality charges. Liabilities for the non-life contingent annuity products are computed by estimating future benefits and expenses. Assumptions are based on Company experience projected at the time of policy issue. Interest rate assumptions range from 2.0% to 11.25%.

Contract charges assessed against account value for universal life and investment-type annuities are reflected as policy fee income in revenue. Interest credited to account values and universal life benefit claims in excess of fund values are reflected as benefit expense.

 Policyholders' Dividends

The majority of the Company's insurance products have been issued on a participating basis. As of December 31, 1997, participating insurance expressed as a percentage of insurance in force is 91%, and as a percentage of premium income is 80%. The amount of policyholders' dividends to be paid is approved annually by the Board of Trustees. The aggregate amount of policyholders' dividends is calculated based on actual interest, mortality, morbidity and expense experience for the year and on management's judgment as to the appropriate level of equity to be retained by the Company. The carrying value of this liability approximates the earned amount and fair value at December 31, 1997.

BROKER/DEALER REVENUE RECOGNITION

Broker-dealer transactions in securities and listed options, including related commission revenue and expense, are recorded on a settlement-date basis.

FEDERAL INCOME TAXES

The Company files a consolidated federal income tax return with its life and non-life insurance subsidiaries. Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax assets or liabilities are measured by using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liabilities or assets are expected to be settled or realized.

--------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
(IN THOUSANDS OF DOLLARS)

REINSURANCE

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding reinsurance to other insurance enterprises or reinsurers under excess coverage and coinsurance contracts. The Company has set its retention limit for acceptance of risk on life insurance policies at various levels up to $1,250.

Insurance liabilities are reported before the effects of reinsurance. Reinsurance receivables (including amounts related to insurance liabilities) are reported as assets. Estimated reinsurance receivables are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts.

RECLASSIFICATIONS

Certain 1996 and 1995 amounts have been reclassified to conform with 1997 presentation.

NOTE 2 - INVESTMENTS:

DEBT SECURITIES

The following tables summarize the Company's investment in debt securities, including redeemable preferred stocks. All debt securities are classified as available for sale and are carried at estimated fair value. Amortized cost is net of cumulative writedowns for other than temporary declines in value of $1,208 and $1,390 as of December 31, 1997 and 1996, respectively.

                                                  DECEMBER 31, 1997
                                     -------------------------------------------
                                                  GROSS      GROSS    ESTIMATED
                                     AMORTIZED  UNREALIZED UNREALIZED    FAIR
                                        COST      GAINS      LOSSES     VALUE
                                     ---------- ---------- ---------- ----------
U.S. Treasury securities and U.S.
 Government and agency securities..  $  107,539  $  6,302    $  --    $  113,841
States and political subdivisions..      12,085       569       --        12,654
Foreign governments................      20,397     3,049       --        23,446
Corporate securities...............   2,854,234   218,145     6,748    3,065,631
Mortgage and other asset-backed se-
 curities..........................   2,133,758    76,160       757    2,209,161
                                     ----------  --------    ------   ----------
Total bonds........................   5,128,013   304,225     7,505    5,424,733
Redeemable preferred stocks........       3,085       --        166        2,919
                                     ----------  --------    ------   ----------
 TOTAL.............................  $5,131,098  $304,225    $7,671   $5,427,652
                                     ==========  ========    ======   ==========

                                                  DECEMBER 31, 1996
                                     -------------------------------------------
                                                  GROSS      GROSS    ESTIMATED
                                     AMORTIZED  UNREALIZED UNREALIZED    FAIR
                                        COST      GAINS      LOSSES     VALUE
                                     ---------- ---------- ---------- ----------
U.S. Treasury securities and U.S.
 Government and agency securities..  $   42,928  $    653   $    --   $   43,581
States and political subdivisions..         477        21       --           498
Foreign governments................      20,333     2,038       --        22,371
Corporate securities...............   2,819,418   134,505    11,911    2,942,012
Mortgage and other asset-backed se-
 curities..........................   2,192,353    27,135    16,471    2,203,017
                                     ----------  --------   -------   ----------
Total bonds........................   5,075,509   164,352    28,382    5,211,479
Redeemable preferred stocks........       3,575       --        266        3,309
                                     ----------  --------   -------   ----------
 TOTAL.............................  $5,079,084  $164,352   $28,648   $5,214,788
                                     ==========  ========   =======   ==========

--------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
(IN THOUSANDS OF DOLLARS)

The following tables summarize the amortized cost and estimated fair value of debt securities, including redeemable preferred stocks, by contractual maturity.

                                                            DECEMBER 31, 1997
                                                          ---------------------
                                                          AMORTIZED  ESTIMATED
                                                             COST    FAIR VALUE
                                                          ---------- ----------
Maturity:
Within one year.......................................... $  241,759 $  240,871
After one year through five years........................    606,900    620,792
After five years through ten years.......................    613,951    644,749
After ten years through twenty years.....................    428,492    495,854
After twenty years.......................................  1,103,153  1,213,305
Mortgage and other asset-backed securities...............  2,133,758  2,209,162
                                                          ---------- ----------
 Total bonds.............................................  5,128,013  5,424,733
Redeemable preferred stocks..............................      3,085      2,919
                                                          ---------- ----------
  TOTAL.................................................. $5,131,098 $5,427,652
                                                          ========== ==========

Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage and other asset-backed securities are presented separately in the maturity schedule due to the potential for prepayment. The weighted average life of these securities is 7.8 years.

At December 31, 1997, the Company held $2,209,162 in mortgage and other asset-backed securities. The structured securities portfolio consists of commercial and residential mortgage pass-through holdings totaling $1,961,662 and securities backed by credit card receivables, auto loans, home equity and manufactured housing loans totaling $247,500. These securities follow a structured principal repayment schedule and are of high credit quality. Securities totaling $1,810,481 are rated AAA and include $27,854 of interest only tranches that were retained from the securitization of the Company's mortgage loan portfolio.

At December 31, 1997, the largest industry concentration of the Company's portfolio was investments in the finance industry of $734,428, representing 14% of the total debt portfolio.

Effective November 30, 1995, the Company adopted the implementation guidance contained in the Financial Accounting Series Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." As a result of adopting this guidance, the Company reclassified all of its held-to-maturity securities to available-for-sale based upon a reassessment of the appropriateness of the classifications of all securities held at that time. The amortized cost and net unrealized gain of the securities reclassified were $546,834 and $47,348 respectively, at November 30, 1995.

Proceeds during 1997, 1996 and 1995 from sales of available for sale securities were $1,235,274, $927,905 and $1,201,541, respectively. Gross gains and gross losses realized on those sales were $21,799 and $8,990, respectively during 1997, $15,932 and $6,899, respectively during 1996 and $62,216 and $10,201, respectively during 1995. The change in net unrealized gains and losses on debt securities classified as available for sale included as a separate component of equity was $160,850, $(149,259) and $438,883 for 1997, 1996 and 1995,
respectively.

The Company's investment portfolio of debt securities is predominantly comprised of investment grade securities. At December 31, 1997 and 1996, debt securities with amortized cost totaling $198,943 and $184,719, respectively, were less than investment grade. At December 31, 1997 and 1996, the Company did not hold any securities which are either in default as to principal and/or interest payments, are to be restructured pursuant to commenced negotiations or are in situations where the borrowers went into bankruptcy subsequent to acquisition (collectively, "problem debt securities"). The Company did not hold any debt securities which were non-income producing for the preceding twelve months as of December 31, 1997 and 1996.

EQUITY SECURITIES

During 1997, 1996 and 1995, the proceeds from sales of equity securities amounted to $20,374, $25,413 and $153,985, respectively. The gross gains and gross losses realized on those sales were $975 and $558, $1,369 and $247, and $9,604 and $3,753, for 1997, 1996 and 1995, respectively.

--------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
(IN THOUSANDS OF DOLLARS)

MORTGAGE LOANS

On August 29, 1996, the Company securitized the majority of its mortgage loan portfolio by transferring the loans to a trust which qualifies as a REMIC (Real Estate Mortgage Investment Conduit) under the Internal Revenue Code. Prior to transferring the loans with a principal value of $781,564 and a book value of $780,942, the loans were written down to a fair market value of $755,559, and the related reserve of $25,285 was released. The trust issued sixteen classes of Commercial Mortgage Pass-Through Certificates with a total par value of $781,564. The certificates evidence the entire beneficial ownership interest in the trust. The cash flow from the mortgages will be used to repay the certificates over an average life of 4.28 years. The actual date on which the principal amount of the notes may be paid in full could be substantially earlier or later based on performance of the mortgages. The cash flows of the assets of the trust will be the sole source of payments on the notes. The Company has not guaranteed these certificates or the mortgage loans held by the trust. As a result of this transaction, the Company recognized a loss of $98 upon the transfer of the mortgages to the trust, representing the difference between the fair market value of the certificates and the book value of the mortgage loans transferred to the trust.

The Company retained the highest quality classes of certificates with a par value of $715,126 and a fair market value of $734,326 at the time of the securitization. As of December 31, 1997, the par value and fair value of these securities was $570,130 and $597,248, respectively. The Company sold the lowest rated classes of certificates with a par value of $66,438 and a fair market value of $24,838.

The mortgage loans which were not included in the securitization and were retained by the Company had a book value of $171,555 with a related reserve of $21,907 and an estimated fair value of $153,405 on the date of the securitization. Loans which the Company intended to dispose of within a period of 6 to 24 months were written down to their estimated net realizable value. These loans had a book value of $99,817 and an estimated net realizable value of $81,310 at the time of the securitization. The writedown of $18,507 was fully offset by a release in mortgage loss reserve. As of December 31, 1997, the Company held $12,368 of these loans. The Company intended to hold mortgage loans with a book value of $71,738 on the date of the securitization, through their remaining terms. As of December 31, 1997, the Company continued to hold $44,428 of these mortgages. The Company discontinued the origination of commercial mortgage loans in 1996.

The following tables summarize the carrying value of mortgage loans, by property type and geographic concentration, at December 31.

                                                               1997      1996
                                                              -------  --------
Property Type
Office buildings............................................. $20,012  $ 51,510
Retail.......................................................   7,862    39,090
Dwellings....................................................  25,237    33,540
Other........................................................   3,685     4,174
Valuation allowance..........................................  (3,800)   (3,400)
                                                              -------  --------
 TOTAL....................................................... $52,996  $124,914
                                                              =======  ========

                                                               1997      1996
                                                              -------  --------
Geographic Concentration
Northeast.................................................... $23,313  $ 49,438
Midwest......................................................   5,922    22,920
South........................................................  12,502    20,717
West.........................................................  15,059    35,239
Valuation allowance..........................................  (3,800)   (3,400)
                                                              -------  --------
 TOTAL....................................................... $52,996  $124,914
                                                              =======  ========

--------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
(IN THOUSANDS OF DOLLARS)

The following table presents changes in the mortgage loan valuation allowance for the years presented:

                                                                  1997   1996
                                                                 ------ -------
Balance at January 1............................................ $3,400 $47,192
Provision.......................................................    400      --
Charge offs.....................................................     -- (43,792)
                                                                 ------ -------
 BALANCE AT DECEMBER 31......................................... $3,800 $ 3,400
                                                                 ====== =======

As of December 31, 1997 and 1996, the Company's mortgage loan portfolio contained $0 and $15,726, respectively, of loans delinquent over 60 days or in foreclosure. As of December 31, 1997 and 1996, there were no non-income producing mortgage loans for the preceding twelve months.

During 1997, the Company did not restructure the terms of any outstanding mortgages. During 1996, the Company restructured the terms of outstanding mortgages with a carrying value of $4,000. As of December 31, 1997 and 1996, the mortgage loan portfolio included $2,834 and $7,110, respectively, of restructured mortgage loans. Restructured mortgage loans include commercial loans for which the basic terms, such as interest rate, maturity date, collateral or guaranty have been changed as a result of actual or anticipated delinquency. Restructures do not include mortgages refinanced upon maturity at or above current market rates. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $298 and $893 in 1997 and 1996, respectively. Gross interest income from these loans included in net investment income totaled $262 and $674 in 1997 and 1996, respectively.

At December 31, 1997, the recorded investment in loans that are considered to be impaired was $12,368 that, as a result of write-downs, do not have a valuation allowance. The average recorded investment in impaired loans during the year ended December 31, 1997 was approximately $38,096. During 1997, $1,454 was received on these impaired loans which was applied to the outstanding principal balance or will be applied to principal at the date of foreclosure.

REAL ESTATE

The following table summarizes the carrying value of the Company's real estate holdings at December 31.

                                                                1997     1996
                                                               -------  -------
Investment.................................................... $19,999  $33,386
Properties held for sale......................................   7,828   73,260
Less: valuation allowance                                       (5,469)  (8,841)
                                                               -------  -------
 TOTAL........................................................ $22,358  $97,805
                                                               =======  =======

At December 31, 1997 and 1996, accumulated depreciation on real estate amounted to $6,498 and $38,781, respectively. Depreciation expense on real estate totaled $5,709, $6,488 and $10,091 for the years ended December 31, 1997, 1996 and 1995, respectively. During 1997, the Company sold its largest real estate investment for $65,007 cash to an unrelated buyer. At the date of the sale, this property had a carrying value of $61,914, net of related reserves, resulting in a gain of $3,093. During 1996, the Company wrote down the statement value of this property by $16,000 to its estimated fair value, based on changes in future valuation assumptions.

OTHER

Investments on deposit with regulatory authorities as required by law were $7,106 and $7,085 at December 31, 1997 and 1996, respectively.

As of December 31, 1997 and 1996, the Company's investments included $597,248 and $725,806, respectively, of the tranches retained from the 1996 securitization of the Company's commercial mortgage loan portfolio. These investments represented 59% and 86% of equity at December 31, 1997 and 1996, respectively.

--------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
(IN THOUSANDS OF DOLLARS)
NOTE 3 - INVESTMENT INCOME AND CAPITAL GAINS:

The following table summarizes the sources of investment income, excluding investment gains/(losses), for the year ended December 31.

                                                       1997     1996     1995
                                                     -------- -------- --------
Debt securities..................................... $390,852 $356,669 $331,644
Equity securities...................................    1,371    1,313    2,602
Mortgages...........................................   12,098   62,454   99,109
Real estate.........................................   17,519   24,143   31,661
Policy loans........................................   40,921   40,580   41,762
Short-term investments..............................    2,426    6,052    3,934
Other invested assets...............................   21,268   14,665   18,016
Cash and cash equivalents...........................        2       44       34
                                                     -------- -------- --------
Gross investment income.............................  486,457  505,920  528,762
 Less: Investment expenses..........................   26,251   30,605   38,989
                                                     -------- -------- --------
Investment income, net.............................. $460,206 $475,315 $489,773
                                                     ======== ======== ========

The following table summarizes net realized capital gains/(losses) on investments for the year ended December 31. Net realized capital gains/(losses) include decreases in valuation allowances of $3,154, $44,164 and $2,463 in 1997, 1996 and 1995, respectively.

                                                      1997      1996     1995
                                                     -------  --------  -------
Debt securities..................................... $12,991  $ 10,412  $51,873
Equity securities...................................     417     1,122    6,652
Mortgage loans......................................     280    (2,821)  (2,799)
Real estate.........................................    (684)  (22,356) (41,617)
Other...............................................    (811)    3,565        3
Amortization of deferred acquisition costs..........  (2,538)       --       --
                                                     -------  --------  -------
Realized gains/(losses)............................. $ 9,655  $(10,078) $14,112
                                                     =======  ========  =======

The following table summarizes the change in unrealized gains and losses for investments carried at fair value for the year ended December 31.

                                                    1997      1996       1995
                                                  --------  ---------  --------
Unrealized Gains/(Losses):
Debt securities.................................. $160,850  $(149,259) $438,883
Equity securities................................      408       (582)    2,340
Other............................................  (14,581)    (1,545)   11,190
                                                  --------  ---------  --------
                                                   146,677   (151,386)  452,413
                                                  --------  ---------  --------
Less:
Deferred policy acquisition costs................  (45,043)    38,324  (116,992)
Deferred income taxes............................  (35,355)    39,851  (119,268)
                                                  --------  ---------  --------
Net change in unrealized gains/(losses).......... $ 66,279  $ (73,211) $216,153
                                                  ========  =========  ========

--------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
(IN THOUSANDS OF DOLLARS)

NOTE 4 - FAIR VALUE INFORMATION:

The following table summarizes the carrying value and estimated fair value of the Company's financial instruments as of December 31, 1997 and 1996.

                                      1997                      1996
                            ------------------------- -------------------------
                            CARRYING VALUE FAIR VALUE CARRYING VALUE FAIR VALUE
                            -------------- ---------- -------------- ----------
FINANCIAL ASSETS:
Debt securities
 Available for sale........   $5,427,652   $5,427,652   $5,214,788   $5,214,788
Equity securities
 Common stock..............        3,051        3,051          660          660
 Non-redeemable preferred
  stocks...................        9,451        9,451       16,085       16,085
Mortgage loans.............       52,996       57,224      124,914      131,577
Policy loans...............      642,989      606,681      656,073      634,291
Cash & cash equivalents....       37,064       37,064       37,314       37,314
Short-term investments.....       43,470       43,470       37,515       37,515
Separate account assets....    1,869,094    1,869,094    1,368,384    1,368,384
Other invested assets......       88,928       88,928       94,369       94,369
FINANCIAL LIABILITIES:
Investment-type contracts
 Individual annuities......   $1,225,192   $1,260,639   $1,281,965   $1,317,257
 Guaranteed investment con-
  tracts...................       59,809       61,456      111,224      112,247
 Other group annuities.....      147,061      148,257      161,889      163,524
 Other policyholder funds..    1,541,372    1,541,372    1,498,334    1,498,334
                              ----------   ----------   ----------   ----------
  Total policyholder funds.    2,973,434    3,011,724    3,053,412    3,091,362
Policyholders' dividends
 payable...................       35,273       35,273       35,395       35,395
Separate account liabili-
 ties......................    1,869,094    1,869,094    1,368,384    1,368,384

The estimated fair values for the Company's investments in debt and equity securities are based on quoted market prices, where available. In situations where market prices are not readily available, primarily private placements, fair values are estimated using a formula pricing method based on fair values of securities with similar characteristics. The estimated fair value of currently performing mortgage loans is estimated by discounting the cash flows associated with the investment, using an interest rate currently offered for similar loans to borrowers with similar credit ratings. Loans with similar credit quality, characteristics and time to maturity are aggregated for purposes of discounted cash flow analysis. Assumptions regarding credit risk, cash flows and discount rates are determined using the available market and borrower-specific information. The estimated fair value for non-performing loans is based on the estimated fair value of the underlying real estate, which is based on recent appraisals or other estimation techniques. The estimated fair value of policy loans is calculated by discounting estimated future cash flows using interest rates currently being offered for similar loans. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying values of cash, cash equivalents, short-term investments and separate account assets approximate their fair values. The estimated fair value for the venture capital limited partnerships are based on values determined by the partnerships' managing general partners. The resulting estimated fair values may not be indicative of the value negotiated in an actual sale.

The fair values of the Company's liabilities for individual annuities, guaranteed investment contracts and certain group annuities are estimated by discounting the cash flows associated with the contracts, using an interest rate currently offered for similar contracts with maturities similar to those remaining for the contracts being valued. The statement value for certain of the other group annuities approximates their fair value due to the nature of the contracts. The statement values of other policyholder funds, policyholders' dividends payable and separate account liabilities approximate their fair values.

Currently, disclosure of estimated fair values is not required for all the Company's assets and liabilities. Therefore, presentation of the estimated fair value of a significant portion of assets without a corresponding valuation of liabilities associated with

--------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
(IN THOUSANDS OF DOLLARS)

insurance contracts can be misinterpreted. The estimated fair values of liabilities under all of the Company's contracts are considered in the overall management of interest rate risk. The continuing management of the relationship between the maturities of the Company's investments and the amounts due under insurance contracts reduces the Company's exposure to changing interest rates.

The Company is exposed to interest rate risk on its interest sensitive products. The Company's investment strategy is designed to minimize interest risk by managing the durations and anticipated cash flows of the Company's assets and liabilities.

To minimize exposure and reduce risk from exchange and interest rate fluctuations in the normal course of business, the Company enters into interest rate swap programs for purposes other than trading. As of December 31, 1997 and 1996, the Company had interest rate swaps with aggregate notional amounts equal to $105,000 and $115,000, respectively, with average unexpired terms of 19 and 29 months, respectively. Interest rate swap agreements involve the exchange of fixed and floating rate interest payment obligations without an exchange of the underlying notional principal amounts. During the term of the swap, the net settlement amount is accrued as an adjustment to interest income. Gross unrealized gains and losses, which represent fair value based on dealer-quoted prices, were $5,164 and $0, respectively at December 31, 1997 and $7,605 and $0, respectively, at December 31, 1996. These fair values represent the amount at risk if the counterparties default and the amount that the Company would receive to terminate the contracts, taking into account current interest rates and, where appropriate, the current credit worthiness of the counterparties.

In the normal course of business, the Company loans securities under arrangements in which collateral is obtained in amounts greater than the current market value of loaned securities. This collateral is held in the form of cash, cash equivalents or securities issued or guaranteed by the United States Government. The Company is at risk to the extent the value of loaned securities exceeds the value of the collateral obtained. The Company controls this risk by requiring collateral of the highest quality and requiring that additional collateral be deposited when the market value of loaned securities increases in relation to the collateral held or the value of the collateral held decreases in relation to the value of the loaned securities. The Company had loaned securities outstanding of $155,356 and $0 as of December 31, 1997 and 1996, respectively.

NOTE 5 - INCOME TAXES:

The Company follows the asset and liability method of accounting for income taxes whereby current and deferred tax assets and liabilities are recognized utilizing currently enacted tax laws and rates. Deferred taxes are adjusted to reflect tax rates at which future tax liabilities or assets are expected to be settled or realized.

Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities. The significant temporary differences that give rise to the deferred tax assets and liabilities at December 31 relate to the following:

                                                               1997      1996
                                                             --------  --------
DEFERRED TAX ASSETS
Future policy benefits...................................... $ 88,172  $ 83,327
Dividend award..............................................   11,970    12,005
Allowances for investment losses............................    3,667     8,411
Employee benefit liabilities................................   27,979    27,113
Other.......................................................   23,467    27,530
                                                             --------  --------
 Total deferred tax asset...................................  155,255   158,386
                                                             --------  --------
DEFERRED TAX LIABILITIES
Deferred acquisition costs..................................  127,495   124,660
Real estate.................................................   (1,261)      299
Unrealized gains............................................   81,553    48,233
Other.......................................................   22,564    20,977
                                                             --------  --------
 Total deferred tax liability...............................  230,351   194,169
                                                             --------  --------
Net deferred tax liability.................................. $ 75,096  $ 35,783
                                                             ========  ========

--------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
(IN THOUSANDS OF DOLLARS)

The federal income taxes attributable to consolidated net income are different from the amounts determined by multiplying consolidated net income before federal income taxes by the expected federal income tax rate. The difference between the amount of tax at the U.S. federal income tax rate of 35% and the consolidated tax provision is summarized as follows:

                                                    1997     1996      1995
                                                   -------  -------  --------
Tax expense at 35%................................ $44,442  $26,930  $ 27,096
Increase/(decrease) in income taxes resulting
 from:
 Differential earnings amount.....................   6,942      500     3,878
 Resolution of tax issues.........................      --       --   (57,000)
 Other............................................   2,528      595     4,587
                                                   -------  -------  --------
Federal income tax expense/(benefit).............. $53,912  $28,025  $(21,439)
                                                   =======  =======  ========

As a mutual life insurance company, the Company is subject to Internal Revenue
Code provisions which require mutual, but not stock, life insurance companies to include the Differential Earnings Amount (DEA) in each year's taxable income. This amount is computed by multiplying the Company's average taxable equity base by a prescribed rate, which is intended to reflect the difference between stock and mutual companies' earnings rates.

In 1995, the Company settled various tax issues with the IRS, including an issue surrounding the tax treatment of certain traditional life insurance policy updates. As a result of these settlements, the 1995 federal income tax expense was decreased in the Income Statement by approximately $57,000, which included $22,300 of interest, net of tax.

The Internal Revenue Service has examined the Company's income tax returns through the year 1990 and is currently examining years 1991 through 1994.
Management believes that an adequate provision has been made for potential assessments.

NOTE 6 - BENEFIT PLANS:

The Company maintains qualified and non-qualified defined benefit pension plans covering substantially all of its employees. The plans are non-contributory and provide pension benefits based on years of service and average annual compensation (measured over 60 consecutive months of highest earnings in a 120-month period). Contributions are determined by using the Projected Unit Credit
Method. The total pension expense related to these plans amounted to $5,917, $5,963 and $5,054 in 1997, 1996 and 1995, respectively.

The Company's funding policy for its qualified defined benefit plans is to contribute an amount between the minimum required contribution and the maximum deductible amount in accordance with the Internal Revenue Code. The following table summarizes the components of net periodic pension cost for the Company's qualified defined benefit plans:

                                                    1997     1996      1995
                                                   -------  -------  --------
Service cost...................................... $ 2,161  $ 2,506  $  1,827
Interest cost on projected benefit obligation.....   4,050    3,540     2,909
Actual return on assets...........................  (4,925)  (3,095)   (5,515)
Net amortization and deferrals....................   2,367      919     3,736
                                                   -------  -------  --------
Net periodic pension cost......................... $ 3,653  $ 3,870  $  2,957
                                                   =======  =======  ========

--------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
(IN THOUSANDS OF DOLLARS)

The following table summarizes the funded status of the Company's qualified defined benefit plans:

                                                     1997      1996      1995
                                                   --------  --------  --------
Actuarial present value of benefit obligation:
 Vested..........................................  $ 44,964  $ 32,572  $ 29,744
 Non-vested......................................       924       935       763
                                                   --------  --------  --------
Accumulated benefit obligation...................    45,888    33,507    30,507
Provision for future salary increases............    16,769    15,162    17,147
                                                   --------  --------  --------
Projected benefit obligation.....................    62,657    48,669    47,654
Plan assets at fair value........................   (42,783)  (37,938)  (34,067)
                                                   --------  --------  --------
Projected benefit obligation in excess of plan
 assets..........................................    19,874    10,731    13,587
Unrecognized prior service cost..................      (178)     (203)     (228)
Unrecognized net (gain) loss from past experi-
 ence............................................    (9,605)   (2,430)   (6,859)
Unrecognized net asset obligation at transition..    (1,288)   (1,609)   (1,931)
                                                   --------  --------  --------
Accrued pension cost at December 31..............  $  8,803  $  6,489  $  4,569
                                                   ========  ========  ========

The assumptions used to measure the actuarial present value of the projected benefit obligation were:

                                                     1997      1996      1995
                                                   --------  --------  --------
Discount rate....................................     7.00%     7.50%     7.00%
Expected long-term rate of return on plan assets.     8.00%     8.00%     8.00%
Salary scale.....................................     5.50%     5.50%     5.50%

The qualified defined benefit pension plan's assets are held in trust and administered under a participatory group annuity contract issued by the Company with assets invested in various separate accounts of the Company. A non-participatory annuity contract issued by the Company funds benefits accrued prior to 1986.

The Company maintains four defined contribution pension plans for substantially all of its employees and full-time agents. For two plans, designated contributions of up to 6% or 8% of annual compensation are eligible to be matched by the Company. Contributions for the third plan are based on tiered earnings of full time agents. The last plan, which covers employees of a subsidiary, are determined on a discretionary basis by the Board of Directors of that subsidiary. At December 31, 1997, 1996 and 1995, the expense recognized for these plans was $8,345, $6,092 and $5,083, respectively. The estimated fair value of the defined contribution plans' assets were $229,378, $201,679 and $176,832, respectively.

The Company also provides certain medical, life insurance and other welfare benefits (postretirement benefits) for retired employees and full-time agents. Substantially all employees and full-time agents become eligible for these benefits if they reach retirement age while working for the Company and have at least 10 years of service. Employees retiring after January 1, 1993 receive a defined dollar benefit under the medical plan. The Company continues to fund postretirement benefit costs on a pay-as-you-go basis.

--------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
(IN THOUSANDS OF DOLLARS)

The following table sets forth the postretirement benefits plan's status, reconciled to amounts recognized in the Company's Consolidated Balance Sheet and Income Statements at December 31.

                                                     1997     1996     1995
                                                    -------  -------  -------
Actuarial present value of accumulated
 postretirement benefit obligation:
 Retirees.......................................... $22,638  $21,301  $32,473
 Fully eligible active plan participants...........   2,707    2,547    2,826
 Other active plan participants....................   6,068    5,710    5,672
                                                    -------  -------  -------
  Total............................................  31,413   29,558   40,971
Plan assets at fair value..........................      --       --       --
                                                    -------  -------  -------
Accumulated postretirement benefits obligation in
 excess of plan assets.............................  31,413   29,558   40,971
Unrecognized prior service cost....................      --       --       --
Unrecognized net gain from past experience.........  13,730   16,261    5,129
                                                    -------  -------  -------
Accrued postretirement benefits cost............... $45,143  $45,819  $46,100
                                                    =======  =======  =======
Net periodic postretirement benefits cost includes
 the following components:
 Service cost......................................     393      434      355
 Interest cost on accumulated postretirement bene-
  fits obligation..................................   2,182    2,206    2,910
 Actual return on assets...........................      --       --       --
 Net amortization and deferral.....................  (1,060)    (815)    (573)
                                                    -------  -------  -------
Net periodic postretirement benefits cost.......... $ 1,515  $ 1,825  $ 2,692
                                                    =======  =======  =======

At December 31, 1997, the assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.5% in 1998, grading to 5.0% in the year 2004. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.00% at December 31, 1997. At December 31, 1996, the assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.5% in 1997, grading to 5.0% in the year 2004. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at December 31, 1996. At December 31, 1995, the assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9.0% in 1996, grading to 5.0% in the year 2004. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0% at December 31, 1995.

If the health care cost trend rate was increased by one percentage point for each future year, the accumulated postretirement benefit obligation as of December 31, 1997 would increase by $1,948. The effect of this change on the sum of the service cost and interest cost, before taxes, would be an increase of $136.

--------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
(IN THOUSANDS OF DOLLARS)

NOTE 7 - REINSURANCE:

The Company has assumed and ceded reinsurance on certain life and annuity contracts under various agreements. Reinsurance permits recovery of a portion of losses from reinsurers, although the Company remains primarily liable as the direct insurer on all risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of present reinsurers to ensure that amounts due from reinsurers are collectable. The table below highlights the amounts shown in the accompanying financial statements.

                                               ASSUMED    CEDED TO
                                     GROSS    FROM OTHER   OTHER        NET
                                    AMOUNT    COMPANIES  COMPANIES    AMOUNT
                                  ----------- ---------- ---------- -----------
DECEMBER 31, 1997:
Life Insurance in Force.......... $31,027,764 $5,217,856 $4,620,599 $31,625,021
Premiums.........................     190,754     11,189      6,723     195,220
Benefits.........................     330,432     14,293     26,916     317,809
Reserves.........................   5,741,456      1,993     59,322   5,684,127
DECEMBER 31, 1996:
Life Insurance in Force.......... $30,057,996 $5,420,951 $3,186,567 $32,292,380
Premiums.........................     196,897     12,745      9,821     199,821
Benefits.........................     293,270     16,466     16,808     292,928
Reserves.........................   5,833,970      2,063     56,632   5,779,401

During 1995, the Company had gross premiums of $184,362, assumed premiums of $13,453 and ceded premiums of $9,908 and gross benefits of $303,911, assumed benefits of $13,265 and ceded benefits of $14,700.

Reinsurance receivables with a carrying value of $50,617 and $50,522 were associated with a single reinsurer at December 31, 1997 and 1996, respectively.

During 1995, the Company recaptured the portion of its disability income business that was previously reinsured under a quota share and excess reinsurance agreement with the Monarch Life Insurance Company ("Monarch"). As a result of this recapture, approximately $21,200 of cash and policyholder reserves were transferred to the Company from Monarch.

NOTE 8 - COMMITMENTS AND CONTINGENCIES:

The Company and its subsidiaries are respondents in a number of proceedings, some of which involve extra-contractual damage in addition to other damages. In addition, insurance companies are subject to assessments, up to statutory limits, by state guaranty funds for losses of policyholders of insolvent insurance companies. In the opinion of management, the outcome of the proceedings and assessments are not likely to have a material adverse effect on the financial position of the Company.

The Company, in the ordinary course of business, extends commitments relating to its investment activities. As of December 31, 1997, the Company had outstanding commitments totaling $38,326 relating to these investment activities. The fair value of these commitments approximates the face amount.

NOTE 9 - STATUTORY INFORMATION:

State insurance regulatory authorities prescribe or permit statutory accounting practices for calculating net income and capital and surplus which differ in certain respects from generally accepted accounting principles (GAAP). The significant differences relate to deferred acquisition costs, which are charged to expenses as incurred; federal income taxes, which reflect amounts that are currently taxable; and benefit reserves, which are determined using prescribed mortality, morbidity and interest assumptions, and which, when considered in light of the assets supporting these reserves, adequately provide for obligations under policies and contracts. In addition, the recording of impairments in the value of investments generally lags recognition under GAAP.

The combined insurance companies' statutory capital and surplus at December 31, 1997 and 1996 was $435,861 and $379,774, respectively. The combined insurance companies' net income, determined in accordance with statutory accounting practices, for the years ended December 31, 1997, 1996 and 1995, was $63,615, $25,905 and $729, respectively.

--------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
(IN THOUSANDS OF DOLLARS)

NOTE 10 - BUSINESS SEGMENT INFORMATION:
The operations of the Company are conducted principally through two business units: Insurance and Broker-Dealer. The insurance operations offer a diverse portfolio of life insurance products and both individual and group annuity products. The Broker-Dealer operations provide broad financial and investment services.

Assets are held directly by each business unit in amounts necessary to both fund liabilities and to provide a margin to cover business risks.

The table below summarizes the information concerning the business units:

                                                    YEAR ENDED DECEMBER 31,
                                                --------------------------------
                                                   1997       1996       1995
                                                ---------- ---------- ----------
REVENUES
Insurance...................................... $  778,179 $  765,210 $  803,276
Broker-Dealer..................................    291,156    241,809    201,037
                                                ---------- ---------- ----------
 TOTAL......................................... $1,069,335 $1,007,019 $1,004,313
                                                ========== ========== ==========
PRETAX INCOME
Insurance...................................... $   84,722 $   43,765 $   53,337
Broker-Dealer..................................     42,255     33,178     24,082
                                                ---------- ---------- ----------
 TOTAL......................................... $  126,977 $   76,943 $   77,419
                                                ========== ========== ==========
                                                    DECEMBER 31,
                                                ---------------------
                                                   1997       1996
                                                ---------- ----------
IDENTIFIABLE ASSETS
Insurance...................................... $8,784,570 $8,259,309
Broker-Dealer..................................    582,308    497,739
                                                ---------- ----------
 TOTAL......................................... $9,366,878 $8,757,048
                                                ========== ==========

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS
          ---------------------------------

          (a)  Financial Statements included in Part B:

               Consolidated Financial Statements of The Penn Mutual Life Insurance Company:

               Report of Independent Accountants
               Statements of Financial Condition at December 31, 1997 and 1996 Statements of Operations and Surplus for the years ended December 31, 1997, 1996 and 1995
               Statements of Cash Flows for the years ended December 31, 1997
                   1996 and 1995
               Notes to Financial Statements

          (b)  Exhibits

               1. (a) Resolutions of Executive Committee of Board of Trustees of The Penn Mutual Life Insurance Company authorizing the establishment of the Registrant. Incorporated herein by reference to Exhibit 1(a) to the Registration Statement on Form N-4 of Penn Mutual Variable Annuity Account III (Accession No. 0001036050-98-001504) filed on September 3, 1998.

               2.      Not applicable

               3. (a) Sales Support Agreement between The Penn Mutual Life Insurance Company and Horner, Townsend & Kent, Inc., a wholly-owned subsidiary of Penn Mutual. Incorporated herein by reference to Exhibit 3(a) to Pre-effective Amendment No. 1 to the Registration Statement on Form N-4 of the Penn Mutual Variable Annuity Account III
                       (File No. 333-62811) filed on November 30, 1998.

                  (b) Form of Distribution Agreement between The Penn Mutual Life Insurance Company and Horner, Townsend & Kent, Inc., a wholly-owned subsidiary of Penn Mutual. Incorporated herein by reference to Exhibit 3(b) to Pre-effective Amendment No. 1 to the Registration Statement on Form N-4 of the Penn Mutual Variable Annuity Account III
                       (File No. 333-62811) filed on November 30, 1998.

                  (c) Form of Agent's Agreement relating to broker-dealer supervision. Incorporated herein by reference to Exhibit 3(c) to the Registration Statement on Form N-4 of Penn Mutual Variable Annuity Account III (Accession No. 0001036050-98-001504 filed on September 3, 1998.

                  (d) Form of Broker-Dealer Selling Agreement (for broker-dealers licensed to sell variable annuity contracts and/or variable life insurance contracts under state insurance laws). Incorporated herein by reference to
                       Exhibit 3(d) to the Pre-effective Amendment to the Registration Statement on Form N-4 of Penn Mutual Variable Annuity Account III (File No. 333-62811) filed on November 30, 1998.

                  (e) Form of Broker-Dealer Selling Agreement (for broker-dealers with affiliated corporations licensed to sell variable annuity contracts and/or variable life insurance contracts under state insurance laws). Incorporated herein by reference to Exhibit 3(e) to the Registration Statement on Form N-4 of Penn Mutual Variable Annuity Account III (Accession No. 0001036050-98-001504) filed on September 3, 1998 .

                  (f) Form of Addendum (Form 98-1) to Broker-Dealer Selling Agreement. Incorporated herein by reference to Exhibit 3(f) to the Registration Statement on Form N-4 of Penn Mutual Variable Annuity Account III (Accession No. 0001036050-98-001504) filed on September 3, 1998.

               4. (a)  Individual Variable and Fixed Annuity Contract (Form VAB-
                       98). Filed herewith.

                  (b) Rider -- Guaranteed Minimum Death Benefit -- Rising Floor (GDBRF-98). Filed herewith.

                  (c) Rider -- Guaranteed Minimum Death Benefit -- Step Up (GDBSU-98). Filed herewith.

                  (d) Endorsement No. 1534-96 to Individual Variable and Fixed Annuity Contract. Incorporated herein by reference to
                       Exhibit 4(d) to the Registration Statement on Form N-4 of Penn Mutual Variable Annuity Account III (Accession No. 0001036050-98-001504) filed on September 3, 1998.

                  (e) Endorsement No. 1542-97 to Individual Variable and Fixed Annuity Contract. Filed herewith. Incorporated herein by reference to Exhibit 4(e) to the Registration Statement on Form N-4 of Penn Mutual Variable Annuity Account III (Accession No. 0001036050-98-001504) filed on September 3, 1998.

                  (f) Endorsement No. 1536-90 to Individual Variable and Fixed Annuity Contract. Incorporated herein by reference to Exhibit 4(f) to the Registration Statement on Form N-4 of Penn Mutual Variable Annuity Account III (Accession No. 0001036050-98-001504) filed on September 3, 1998.

               5. Application (Form 5798) for Individual Variable Annuity Contract. Incorporated herein by reference to Exhibit 5 to the Registration Statement on Form N-4 of Penn Mutual Variable Annuity Account III (Accession No. 0001036050-98-001508) filed on September 3, 1998.

              6. (a)     Charter of The Penn Mutual Life Insurance Company (May
                         1983). Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4 of Penn Mutual Variable Annuity Account III (Accession No. 0001036050-98-001504) filed on September 3, 1998.

                  (b) By-laws of The Penn Mutual Life Insurance Company, as amended through February 21, 1997. Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4 of Penn Mutual Variable Annuity Account III (Accession No. 0001036050-98-001504) filed on September 3, 1998.

               7.        None

               8. (a) Fund Participation Agreement among The Penn Mutual Life Insurance Company, TCI Portfolios, Inc.(renamed American Century Variable Portfolios, Inc.) and Investors Research Corporation (renamed American Century Investment Management, Inc.). Incorporated herein by reference to Exhibit 8(a) to the Registration Statement on Form N-4 of Penn Mutual Variable Annuity Account III (Accession No. 0001036050-98-001504) filed on September 3, 1998.

                  (b)(1) Form of Sales Agreement between The Penn Mutual Life
                         Insurance Company and Neuberger & Berman Advisers Management Trust. Incorporated herein by reference to
                         Exhibit 8(b)(1) to the Registration Statement on Form N-4 of Penn Mutual Variable Annuity Account III (Accession No. 0001036050-98-001504) filed September 3, 1998.

                  (b)(2) Form of Assignment and Modification Agreement between
                         Neuberger & Berman Management Incorporated, Neuberger & Berman Advisers Management Trust, Advisers Managers Trust and The Penn Mutual Life Insurance Company. Incorporated herein by reference to Exhibit 8(b)(2) to the Registration Statement on Form N-4 of Penn Mutual Variable Annuity Account III (Accession No. 0001036050-98-001504) filed on September 3, 1998.

                  (b)(3) Amendment to Fund Participation Agreement between The
                         Penn Mutual Life Insurance Company and Neuberger & Berman Advisers Management Trust. Incorporated herein by reference to Exhibit 8(b)(3) to Post-Effective Amendment No.5 to the Registration Statement of Penn Mutual Variable Life Account I (File No. 33-54662) filed on April 30, 1997 (CIK No. 0000950109 & Accession No. 0000950109-97-003328).

                  (c) Form of Sales Agreement between The Penn Mutual Life Insurance Company and Penn Series Funds, Inc. Incorporated herein by reference to Exhibit 8(c) to the Registration Statement on Form N-4 of Penn Mutual Variable Annuity Account III (Accession No. 0001036050-98-001504) filed on September 3, 1998.

                  (d) Form of Participation Agreement between The Penn Mutual Life Insurance Company, Variable Insurance Products Fund and Fidelity Distributors Corporation. Incorporated herein by reference to Exhibit 8(d) to the Registration Statement on Form N-4 of Penn Mutual Variable Annuity Account III (Accession No. 0001036050-98-001504) filed on September 3, 1998.

                  (e) Form of Participation Agreement between The Penn Mutual Life Insurance Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation. Incorporated herein by reference to Exhibit 8(e) to the Registration Statement on Form N-1A of Penn Mutual Variable Annuity Account III (Accession No. 0001036050-98-001504) filed on September 3, 1998.

                  (f) Participation Agreement between The Penn Mutual Life Insurance Company, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc. and Miller Andersen & Sherrerd LLP. Incorporated herein by reference to Exhibit 8(f) to Post-Effective Amendment No. 2 to the Registration Statement of PIA Variable Annuity Account I (33-83120) filed on April 30, 1998 (CIK No. 0000928880 & Accession No. 0000950109-97-
                         003327).

               9.        Opinion of Counsel.  Filed herewith.

               10. (a)   Consent of Ernst & Young.  Filed herewith

                   (b)   Consent of PricewaterhouseCoopers LLP.  Filed herewith.

                   (c)   Consent of Morgan, Lewis & Bockius LLP. Filed herewith.

               11.       Not applicable.

               12.       Not applicable.

               13. Schedule of Computation of Performance Quotations set forth in this Registration Statement. Filed herewith.

               14. (a) Powers of Attorney of Trustees (except Ms. Bloch and Messrs. Notebaert and Rock). Incorporated herein by reference to Exhibit 14 to Post-Effective Amendment No. 22 to the Registration Statement on Form N-4 of Penn Mutual Variable Annuity Account III filed on April 29, 1997 (CIK No. 0000702184 & Accession No.
                         00001021408-97-000161).

                   (b) Powers of Attorney of Edmond F. Notebaert and Robert H. Rock. Incorporated herein by reference to Exhibit 14(b) to Post Effective Amendment No. 24 to the Registration Statement on Form N-4 of Penn Mutual Variable Annuity Account III filed on April 24, 1998 (CIK No. 0000702184 & Accession No. 000095109-98-002717).

                   (c) Power of Attorney of Ms. Julia Chang Bloch. Incorporated herein by reference to Exhibit 14(c) to the Registration Statement on Form N-4 of Penn Mutual Variable Annuity Account III (Accession No. 0001036050-98-001504) filed on September 3, 1998.


ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR
          ---------------------------------------

          The following table sets forth the names of the officers and trustees of the Depositor who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Depositor.

     ROBERT E. CHAPPELL                       NANCY S. BRODIE
     Chairman of the Board and Chief          Executive Vice President and Chief
     Executive Officer and Member of          Financial Officer
     the Board of Trustees

     DANIEL J. TORAN                         PETER M. SHERMAN
     President and Chief Operating           Senior Vice President and
     Officer and Member of the Board of      Chief Investment Officer
     Trustees

     LARRY L. MAST                           ANN M. STROOTMAN
     Executive Vice President, Sales and     Vice President and Controller
     Marketing

     HAROLD E. MAUDE, JR.                    STEVEN M. HERZBERG
     Senior Vice President,                  Assistant Vice President
     Independence Financial Network          and Treasurer

     RICHARD F. PLUSH                        JAMES MCELWAIN
     Vice President and Senior Actuary       Assistant Vice President,
                                             Retirement and Investment Sales
                                             Operations

     JOHN M. ALBANESE
     Senior Vice President, Customer
     Service and Information Systems

                                             ROBERT P. DAVIS
     FREDERICK M. ROCKOVAN                   Vice President and Chief Actuary
     Vice President, Insurance Service

     The business address of the director and officers is The Penn Mutual Life Insurance Company, Philadelphia, PA 19172.

ITEM 26.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR
          -------------------------------------------------------------------
          REGISTRANT
          ----------


                     PENN MUTUAL WHOLLY-OWNED SUBSIDIARIES
                     -------------------------------------

 Corporation               Principal Business            State of Incorporation
 -----------               ------------------            ----------------------

 The Penn Insurance and    Life Insurance and Annuities  Delaware
 Annuity Company

 Independence Capital      Investment Adviser            Pennsylvania
 Management, Inc.

 Penn Janney Fund, Inc.    Investments                   Pennsylvania

  Corporation             Principal Business            State of Incorporation
  -----------             ------------------            ----------------------

  Independence Square     Holding Company               Pennsylvania
  Properties, Inc.

  The Pennsylvania Trust  Trust Company                 Pennsylvania
  Company


                     INDEPENDENCE SQUARE PROPERTIES, INC.
                           WHOLLY-OWNED SUBSIDIARIES
                           -------------------------


  Corporation                   Principal Business        State of Incorporation
  -----------                   ------------------        ----------------------
  Penn Glenside Corporation     Real Estate Investment    Pennsylvania

  Penn Wayne Corporation        Real Estate Investment    Pennsylvania

  St. James Realty Corporation  Real Estate Investment    Pennsylvania

  Investors' Mortgage           Real Estate Investment    Pennsylvania
  Corporation

  Christie Street Properties,   Real Estate Investment    Pennsylvania
  Inc.

  INDEPRO CORPORATION           Real Estate Investment    Delaware

  Economic Resources            Real Estate Investment    Delaware
  Associates, Inc.

  WPI Investment Company        Real Estate Investment    Delaware

  Hornor, Townsend & Kent,      Registered Broker-Dealer  Pennsylvania
  Inc.                          and Investment Adviser

  Penn Tallahassee              Real Estate Investment    Florida
  Corporation

  JANNEY MONTGOMERY SCOTT       Registered Broker-Dealer  Delaware
  INC.                          and Investment Adviser


                              INDEPRO CORPORATION
                           WHOLLY-OWNED SUBSIDIARIES
                           -------------------------

  Corporation                 Principal Business          State of Incorporation
  -----------                 ------------------          ----------------------
  Indepro Property Fund I     Real Estate Investment      Delaware
  Corporation

  Indepro Property Fund II    Real Estate Investment      Delaware
  Corporation

  Commons One Corporation     Real Estate Investment      Delaware

  West Hazleton, Inc.         Real Estate Investment      Delaware



                         JANNEY MONTGOMERY SCOTT, INC.
                           WHOLLY-OWNED SUBSIDIARIES
                           -------------------------


 Corporation                      Principal Business      State of Incorporation
 -----------                      ------------------      ----------------------
 Addison Capital                  Investment Adviser      Pennsylvania
 Management, Inc.

 JMS Resources, Inc.              Oil and Gas Development Pennsylvania

 JMS Investor Services, Inc.      Insurance Sales         Delaware


ITEM 27.  NUMBER OF CONTRACT OWNERS
          -------------------------

          As of August 1, 1998, there were no contracts being registered under this Registration Statement outstanding.

ITEM 28.  INDEMNIFICATION
          ---------------

          Section 6.2 of the By-laws of The Penn Mutual Life Insurance Company provides that, in accordance with the provisions of the Section, the Company shall indemnify trustees and officers against expenses (including attorneys' fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred in connection with actions, suits and proceedings, to the extent such indemnification is not prohibited by law, and may provide other indemnification to the extent not prohibited by law. The By-laws are filed as Exhibit 6(b) to Post-Effective Amendment No. 12 to this Registration Statement and are incorporated in this Post-Effective Amendment by reference.

          Pennsylvania law (15 Pa. C.S.A. (S)(S) 1741-1750) authorizes Pennsylvania corporations to provide indemnification to directors, officers and other persons.

          Penn Mutual owns a directors and officers liability insurance policy covering liabilities directors and officers of Penn Mutual and its subsidiaries may incur in acting as directors and officers.

          Selling Agreements entered into by The Penn Mutual Life Insurance Company ("Penn Mutual") and its subsidiary, Hornor, Townsend & Kent, Inc. ("HTK") with securities brokers and insurance agents generally provide for indemnification of Penn Mutual and HTK and their directors and officers in the event of liability resulting from unauthorized acts of the brokers and insurance agents.

          Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS
          ----------------------

          Hornor Townsend & Kent, Inc. serves as principal underwriters of the securities of the Registrant.

          Hornor Townsend & Kent, Inc. serves as principal underwriter for Addison Capital Shares, Inc., a registered investment company.

          Hornor, Townsend & Kent, Inc. - Directors and Officers
          ------------------------------------------------------

          John J. Gray, Director and Chairman of the Board
          Harold E. Maude, Jr., Director
          Nina M. Mulrooney, Director
          Norman T. Wilde, Jr., Director
          Daniel J. Toran, Director
          Ronald C. Zimmerman, President and Chief Executive Officer
          Michael D. Sweeney, Assistant Vice President, Director of Compliance and Secretary
          Edward G. Pecelli - Assistant Vice President, Director of Sales and Marketing
          Laura M. Ritzko, Assistant Secretary
          Henry S. Buck, Assistant Vice President and Assistant Treasurer Barbara S. Wood, Senior Vice President, Finance and Treasurer
          Bruce Ohrenich, Vice President, Sales

          Joseph R. Englert, Assistant Vice President, Director of Operations William H. Pentz, Counsel
          Constance Flaville, Assistant Secretary

          The principal business address of Messrs. Gray and Wilde is Janney, Montgomery, Scott Inc., 1801 Market Street, Philadelphia, Pennsylvania.

          The principal business address of Mses. Mulrooney and Ritzko and Messrs. Maude, Toran and Pentz is The Penn Mutual Life Insurance Company, Philadelphia, Pennsylvania, 19172. The principal business address of the other directors and officers is Hornor, Townsend & Kent, Inc., 600 Dresher Road, Horsham, Pennsylvania.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS
          --------------------------------

          The name and address of the person who maintains physical possession of each account, book or other documents required by Section 31(a) of the Investment Company Act of 1940 is as follows:

          The Penn Mutual Life Insurance Company
          600 Dresher Road
          Horsham, Pennsylvania  19044

ITEM 31.  MANAGEMENT SERVICES
          -------------------

          See "Administrative and Recordkeeping Services" in Part B of this Registration Statement.

ITEM 32.  UNDERTAKINGS
          ------------

          The Penn Mutual Life Insurance Company hereby undertakes:

          (a) to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

          (b) to include either (1) as part of any application to purchase a contract or account offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information;

          (c) to deliver any statement of additional information and any financial statements required to be made available under Form N-4 promptly upon written or oral request.

          Restrictions on withdrawals under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

          The Penn Mutual Life Insurance Company represents that the fees and charges deducted under the Individual Variable and Fixed Annuity Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Registrant.

                                   SIGNATURES


          As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Pre-Effective Amendment #1 to the Registration Statement to be signed on its behalf, by the undesigned, thereunto duly authorized, in the Township of Horsham and Commonwealth of Pennsylvania on this 25th day of November, 1998.

                               PENN MUTUAL VARIABLE ANNUITY ACCOUNT III
                                          (Registrant)


                               By:  THE PENN MUTUAL LIFE INSURANCE COMPANY
                                          (Depositor)


                               By: /s/ ROBERT E. CHAPPELL
                                  -----------------------------------------
                                       Robert E. Chappell
                                       Chairman of the Board of Trustees
                                       and Chief Executive Officer

          As required by the Securities Act of 1933, this Pre-Effective Amendment #1 to the Registration Statement has been signed by the following persons, in the capacities indicated, on the 25th day of November, 1998.


  Signature                    Title
  ---------                    -----

  /s/ ROBERT E. CHAPPELL       Chairman of the Board of Trustees
  ----------------------
  Robert E. Chappell           and Chief Executive Officer

  /s/ NANCY S. BRODIE          Executive Vice President and
  --------------------
  Nancy S. Brodie              Chief Financial Officer

  *JULIA CHANG BLOCH           Trustee

  *JAMES A. HAGEN              Trustee

  *PHILLIP E. LIPPINCOTT       Trustee

  *JOHN F. MCCAUGHAN           Trustee

  *ALAN B. MILLER              Trustee

  *EDMOND F. NOTEBAERT         Trustee

  *ROBERT H. ROCK              Trustee

  *DANIEL J. TORAN             Trustee

  *NORMAN T. WILDE, JR.        Trustee

  *WESLEY S. WILLIAMS, JR.     Trustee



  *By: /s/ ROBERT E. CHAPPELL
      -----------------------------------------
       Robert E. Chappell, attorney-in-fact

                                 EXHIBIT INDEX


          EX.99 4(a)     Individual Variable and Fixed Annuity Contract (Form
                         VAB-98).

          EX.99 4(b)     Rider - Guaranteed Minimum Death Benefit - Rising
                         Floor (GDBRF-98).

          EX.99 4(c)     Rider - Guaranteed Minimum Death Benefit - Step up
                         (GDBSU-98).

          EX.99 B 9.     Opinion of Counsel

          EX.99 B 10.    (a) Consent of Ernst & Young LLP.

          EX.99 B 10.    (b) Consent of PricewaterhouseCoopers LLP.

          EX.99 B 10.    (c) Consent of Morgan, Lewis & Bockius LLP.

          EX.99 B 13.    Schedule of Computation of Performance Quotations

                                      C-13